Exhibit 4.3

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

For the three and twelve month periods ended May 31, 2013

Dated August 7, 2013

Table of Contents

INTRODUCTION	1
FINANCIAL HIGHLIGHTS	2
COMPANY OVERVIEW	2
INDUSTRY OVERVIEW	3
RECENT EVENTS	5
FOURTH QUARTER AND FISCAL 2013 HIGHLIGHTS	6
FINANCIAL PERFORMANCE	7
OUTLOOK	18
LIQUIDITY AND CAPITAL RESOURCES	21
INDEBTEDNESS	22
CAPITAL EXPENDITURES	22
CONTRACTUAL OBLIGATIONS	23
OFF BALANCE SHEET ARRANGEMENTS	23
RELATED PARTY TRANSACTIONS	24
CONTINGENCIES	25
QUANTITIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET AND OTHER FINANCIAL RISKS	25
CRITICAL ACCOUNTING POLICIES AND ESTIMATES	26
FUTURE ACCOUNTING STANDARDS	28
NON-IFRS FINANCIAL MEASURES	29
CONTROLS AND PROCEDURES	33
CAUTION REGARDING FORWARD-LOOKING STATEMENTS	34
MARKET AND INDUSTRY DATA	35
RISK FACTORS	36
ADDITIONAL INFORMATION	36
COMMON SHARE TRADING INFORMATION	36

INTRODUCTION

Bauer Performance Sports Ltd. (“BAUER” or the “Company”) is a leading developer and manufacturer of ice hockey, roller hockey, lacrosse, baseball and softball equipment as well as related apparel, including soccer apparel, and accessories. The Company has the most recognized and strongest brand in the ice hockey equipment industry, and holds the top market share position in both ice and roller hockey. Its products are marketed under the BAUER, MISSION, MAVERIK, CASCADE, COMBAT, and INARIA brand names and are distributed by sales representatives and independent distributors throughout the world. BAUER is focused on building its leadership position and growing market share in all product categories through continued innovation at every level.

The following management’s discussion and analysis (“MD&A”) dated August 7, 2013 is intended to assist the readers in understanding BAUER, its business environment, strategies, performance, and risk factors. It should be read in conjunction with our audited consolidated financial statements, including the related notes, for the fiscal year ended May 31, 2013. Financial data has been prepared in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The audited consolidated financial statements and related MD&A are available on the Company’s website at www.bauerperformancesports.com and on SEDAR at www.sedar.com.

All references to “Fiscal 2014”, “Fiscal 2013”, “Fiscal 2012” and “Fiscal 2011” are to the Company’s fiscal year ended May 31, 2014, fiscal year ended May 31, 2013, fiscal year ended May 31, 2012, and fiscal year ended May 31, 2011, respectively. Unless otherwise indicated, all references to “$” and “dollars” in this MD&A mean U.S. dollars. Any references to market share data and market size are based on wholesale revenues unless otherwise indicated.

Certain measures used in this MD&A do not have any standardized meaning under IFRS. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. It is unlikely that these measures could be compared to similar measures presented by other companies. See “Financial Performance” and “Non-IFRS Financial Measures.”

Forward-looking statements are included in this MD&A. See “Caution Regarding Forward-Looking Statements” for a discussion of risks, uncertainties, and assumptions relating to these statements. For a description of the assumptions relating to market and industry data statements included in this MD&A, see the “Market and Industry Data” section. For a description of the risks relating to the Company, refer to the “Risk Factors” section of this MD&A and the “Risk Factors” section of BAUER’s Annual Information Form dated August 29, 2012, available on www.sedar.com.

Please refer to the “Glossary of Terms” section for a list of defined terms used herein but not otherwise defined.

FINANCIAL HIGHLIGHTS

($ in millions, except per share and ratio information)	Fiscal 2013	Change 2013 vs. 2012	Fiscal 2012	Change 2012 vs. 2011	Fiscal 2011
RESULTS FOR THE YEAR
Revenues	$399.6	6.6%	$374.8	22.4%	$306.1
Gross Profit	147.2	3.2%	142.6	19.7%	119.1
Adjusted Gross Profit (1)	153.0	5.4%	145.1	18.1%	122.9
Adjusted Gross Profit % (1)	38.3%	(0.4)%	38.7%	(1.5)%	40.2%
Adjusted EBITDA (1)	62.3	21.0%	51.5	18.4%	43.5
Net Income (Loss)	25.3	(16.2)%	30.2	74.5%	0.4
Adjusted Net Income (Loss) (1)	35.7	40.0%	25.5	48.3%	17.2

PER SHARE ($) - DILUTED
Diluted EPS	$0.70	(26.3)%	$0.95	9400.0%	$0.01
Adjusted EPS (1)	$0.98	21.0%	$0.81	47.3%	$0.55

FINANCIAL RATIOS
Leverage ratio	2.70	(0.7)%	2.72	(12.8)%	3.12

(1)         Represents a non-IFRS measure. For the relevant definitions and reconciliations to reported results, see “Non-IFRS Financial Measures”.

COMPANY OVERVIEW

We design, develop, manufacture and sell performance sports equipment and accessories for ice hockey, roller hockey, lacrosse, baseball and softball, as well as related apparel, including soccer apparel. We have the most recognized and strongest brand in the ice hockey equipment industry, and hold the number one market share position in both the ice and roller hockey equipment industries. With an estimated 53% share of ice hockey equipment sales in Fiscal 2013, we have the leading and fastest growing share of the overall ice hockey equipment market, which we believe is in excess of all other brands combined. In roller hockey, we had an estimated 59% share of equipment sales in Fiscal 2013.

We have achieved this leadership position and growth profile in ice hockey by leveraging our world-class performance sports products platform and processes, and are using this platform to expand into new performance equipment and apparel categories and sports markets, which we have done successfully in the roller hockey and more recently in the lacrosse equipment markets. With the Cascade Acquisition in June 2012, BAUER strengthened its position in lacrosse, a sport which for the past five years has averaged approximately 9% participation growth in the United States, maintaining its long-held position as the country’s fastest growing team sport. With the Inaria Acquisition in October 2012, BAUER strengthened its position in team apparel, establishing the Company as a “one-stop shop” in this growing segment of the market. With the Combat Acquisition in May 2013, BAUER strengthened its research and development portfolio and expanded the Company’s high-performance platform into the sports of baseball and softball.

As of May 31, 2013, the Company directly or indirectly owns all of the equity interest in each of Bauer Hockey, Inc., Bauer Hockey Corp., Bauer Performance Lacrosse Inc., Bauer Performance Uniforms Corp., Bauer Performance Sports Uniforms Inc., BPS Diamond Sports Corp., and BPS Diamond Sports Inc. The Company, together with its consolidated subsidiaries, is referred to as “BAUER”, the “Company”, “we”, “us”, or “our”.

INDUSTRY OVERVIEW

The following provides an overview of the sports equipment and apparel markets we serve.

Ice Hockey

Ice Hockey Participation Rates and Demographics

Ice hockey is a team sport played in over 80 countries by more than an estimated six million people. While ice hockey is played around the world, the largest and most significant markets for ice hockey are Canada, the United States and a number of European countries, including the Nordic countries (principally Sweden and Finland), Central European countries (principally the Czech Republic, Germany, Switzerland, Austria and Slovakia) and Eastern European countries (particularly Russia).

Global registered hockey participation has grown, on average, 1% annually over the last 8 years, and according to a recent 2013 report by the Sports and Fitness Industry Association (“SFIA”), ice hockey participation in the U.S. experienced a 5.2% increase over the last five years, including a 10.9% increase from 2011 to 2012. We believe that the global industry is currently growing at an annual rate in the low-to-mid single digits as growth rates in Eastern Europe (particularly Russia) and women’s hockey have exceeded that of the registered segment as a whole.

Ice Hockey Equipment and Related Apparel Industry

The global ice hockey equipment and related apparel industry has significant barriers to entry and is stable in certain regions and growing in others, such as the U.S., Eastern Europe and Russia. Ice hockey equipment and related apparel sales are driven primarily by global ice hockey participation rates (registered and unregistered). Other drivers of equipment sales include demand creation efforts, the introduction of innovative products, a shorter product replacement cycle, general macroeconomic conditions and the level of consumer discretionary spending. Management estimates that the global ice hockey equipment market (which excludes related apparel, such as performance apparel, team jerseys and socks) totaled approximately $650 million in calendar 2012 and is expected to be flat during calendar 2013. Skates and sticks are the largest contributors to equipment sales, accounting for an estimated 62% of industry sales in calendar 2012.

Management estimates that over 85% of the ice hockey equipment market is attributable to three major competitors: BAUER, Reebok (which owns both the Reebok and CCM brands) and Easton, each of whom offers consumers a full range of products (skates, sticks and full protective equipment). The remaining equipment market is highly fragmented among many smaller equipment manufacturers offering specific products, catering to niche segments within the broader market. Management estimates that BAUER has the largest share of the market, which we believe is in excess of all other brands combined.

The following table shows our estimated ranking of the three major competitors referenced above, in total and by major product category:

Company	Total Market	Skates	Sticks	Helmets	Protective	Goalie
BAUER	#1	#1	#1	#1	#1	#1
Reebok/CCM	#2	#2	#3	#2	#2	#2
Easton	#3	#3	#2	#3	#3	n/a

Management estimates that the global ice hockey related apparel market for calendar 2012 (which includes such items as performance apparel, team jerseys and socks) was approximately $375 million in size (excluding the impact of the NHL Lockout) and is growing at an annual rate which we believe exceeds that of the ice hockey equipment market. The related apparel market is more fragmented than the equipment market and includes a variety of larger and smaller participants. We expect consolidation in this market to occur in the coming years, in a manner similar to what has occurred in the ice hockey equipment industry.

Roller Hockey

Roller Hockey Participation Rates and Demographics

Roller hockey is a team sport played principally in the United States, particularly in warmer regions such as California. According to SFIA there were approximately 493,000 “frequent” roller hockey participants in the United States in 2012 who played at least 13 times during the year, a 22.1% increase over the prior year. In 2012, total participation was reported to be 1.4 million participants, a 10.5% increase in participation from the previous year.

Roller Hockey Equipment and Related Apparel Industry

The roller hockey equipment and related apparel industry shares similar characteristics to the ice hockey equipment and related apparel industry given the similarity of the sports. Management estimates that the roller hockey equipment market generated approximately $20 million in sales in calendar 2012.

Through our MISSION and BAUER brands, we believe we hold the number one and two market share positions in the roller hockey equipment market, and have a substantial lead over our primary competitors, including Reebok, Tour and a few small niche players who compete in sub-categories such as wheels and accessories.

Lacrosse

Lacrosse Participation Rates and Demographics

Lacrosse is a team sport played principally in the United States and Canada. According to US Lacrosse, Inc., lacrosse has been one of the fastest growing team sports in the United States, with participation growing at an annual compound growth rate of 10.0% from 2001 to 2012, with over 720,000 registered players in the United States in 2012. In Canada, we estimate that there are currently 150,000 participants. The drivers of this growth include: (i) the establishment and popularity of the National Lacrosse League and Major League Lacrosse, (ii) the rapid expansion of high school and youth programs, (iii) emerging growth outside of key lacrosse markets in the Mid-Atlantic and Northeastern United States, (iv) enhanced funding and popularity of U.S. college lacrosse programs, and (v) increased visibility of the sport in media and advertising.

Approximately 93% of lacrosse participants in the United States are under the age of 18, with 54% of participants in the youth (15 and under) category and 39% of participants in the high school category. Similar to ice hockey, the high representation of youth in the sport provides the industry with a more frequent product replacement cycle as players grow out of their equipment.

Lacrosse Equipment and Related Apparel Industry

The North American lacrosse equipment and related apparel market is a high growth, emerging sports equipment market underpinned by strong growth in participation rates.

In calendar 2012, the U.S. lacrosse equipment market was estimated to be approximately $100 million in size while the Canadian market was estimated at approximately $10 million in size. Management estimates that the lacrosse market will continue to grow in the range of high single digits to low double digits for the next several years. The lacrosse equipment market is made up of four primary equipment categories: sticks (shafts and heads), gloves, helmets and protective equipment. Representing approximately 45% of 2012 industry-wide U.S. sales, sticks currently make up the largest segment of the lacrosse equipment market.

The lacrosse equipment market is currently led by five major brands: Warrior, Brine, STX, Maverik and Cascade. The Company’s three major competitors all offer full lines of lacrosse equipment products, while Cascade’s product offering is primarily focused on helmets. Through our Maverik and Cascade brands, we estimate our lacrosse market share to be 25%.

Soccer

The most popular and widely-played sport in the world, global soccer participation is estimated to be approximately 265 million, according to the Fédération Internationale de Football Association (“FIFA”). In 2011, similar reports estimated that there were nearly 1 million registered soccer players in Canada and more than 4.5 million registered players in the U.S. Management estimates the Canadian and U.S. soccer uniform market to be in excess of $300 million, including both registered players and recreational players.

Baseball / Softball

Baseball is experiencing growth in participation globally and remains one of the most popular sports in the United States, second only to basketball, according to SFIA. Fast-pitch softball participation grew by 9.4% from the 2011 to 2012 season, a sport that is a significant focus for the Combat business of high-performing elite bats. According to a report from SFIA, the total market size for baseball and softball equipment and related apparel in the U.S. was approximately $825 million in 2012.

RECENT EVENTS

Combat Acquisition

On May 3, 2013, the Company acquired substantially all of the assets and assumed certain liabilities of Combat Sports (“Combat”), a manufacturer and distributor of composite baseball and softball bats, hockey sticks and lacrosse shafts. The acquisition provides the Company with intellectual property that will strengthen its research and development portfolio and expands the Company’s product offering into baseball and softball. The purchase price paid by the Company at closing was Cdn$3.4 million in cash, net of Cdn$0.6 million received from the collection of trade receivables, plus acquisition costs. The acquisition was funded through cash on hand. During the period of ownership in Fiscal 2013 the Company was focused on re-starting the operations of Combat. As a result, revenues during this period were immaterial but a full month of operating expenses resulted in a loss for Fiscal 2013. The Combat business is now fully operational.

Tariffs on Hockey Equipment

On March 21, 2013, the Canadian government announced that it will reduce import tariffs on certain hockey equipment effective as of April 1, 2013 (“Canadian Tariff Reduction”). Prior to April 1, 2013, the Company’s tariffs on hockey equipment imported into Canada were up to 18.0% and were included in the Company’s cost of goods sold. Retroactive to April 1, 2013, Bauer reduced wholesale prices to its Canadian retail partners to reflect the lower duties on certain categories of hockey equipment. Management currently expects that the reduced wholesale prices on affected products will have a limited impact on future profitability, as the reduction in the costs of goods sold is passed on to retailers. We also reduced wholesale prices on products affected by the Canadian Tariff Reduction that were imported prior to April 1, 2013. The total amount of import tariffs paid on products imported prior to April 1, 2013 was $1.6 million. The higher cost of goods sold for these products will primarily be recognized within the fourth quarter of Fiscal 2013 and the first half of Fiscal 2014 as this inventory is sold. See “Caution Regarding Forward-Looking Statements”.

FOURTH QUARTER AND FISCAL 2013 HIGHLIGHTS

All comparisons are to the same quarter in the prior fiscal year unless otherwise stated.

The 6.6% increase in overall revenues in Fiscal 2013 (8.5% excluding the impact of foreign exchange) was led by strong performance in several ice hockey equipment categories, apparel, and lacrosse. Apparel revenues increased by 42.4% driven by strong growth in Bauer’s team uniforms and off-ice apparel, the addition of soccer uniform revenue from the Inaria and continued success in performance apparel and bags. Lacrosse sales increased significantly due to the addition of Cascade, propelling the Company to an estimated 25% market share in this rapidly growing market.

Ice hockey equipment revenues were flat year over year overcoming numerous headwinds in the overall market including high inventories at retail and especially the increase in competitor close-out products. Excluding the impact of the Canadian Tariff Reduction, Bauer’s ice hockey equipment sales grew by 1.1%. Bauer’s focus on innovation produced strong performance in several equipment categories including helmets (12.1% growth driven in part by demand for the RE-AKT helmet), accessories (44.1% growth driven in part by the TUUK LIGHTSPEED EDGE holders with replaceable steel blades), and protective (3.7% growth driven in part by the new NEXUS line). Offsetting these improvements were declines in skates (down 3.8%, or down 1.6% excluding the impact of foreign exchange and the Canadian Tariff Reduction) and sticks (down 3.0%), both primarily due to lower performance and recreational sales as a result of high levels of competitor closeout activity. The continued strong performance in hockey equipment has increased Bauer’s global ice hockey equipment market share to an estimated 53% from 52% a year ago.

Overall revenues from the North American market grew by 6.9% in Fiscal 2013, while sales outside North America grew by 5.7%.

Bauer’s Fiscal 2013 fourth quarter revenues grew by 8% (9% excluding the impact of foreign exchange) due, in part to, the ongoing growth in lacrosse and apparel as noted above, as well as a 1.7% increase in ice hockey equipment sales. Overall revenues in North America for the three month period ended May 31, 2013 grew by 7.7% and increased by 7.6% outside North America.

Adjusted Gross Profit for Fiscal 2013 increased by $7.9 million, or 5.4% to $153.0 million. Adjusted Gross Profit as a percentage of revenues remained relatively constant at 38.3% in Fiscal 2013, compared to 38.7% in the comparative period of 2012. During the fourth quarter of Fiscal 2013, Adjusted Gross Profit increased by $0.7 million, or 2.0%, to $35.9 million, and Adjusted Gross Profit as a percentage of revenues decreased to 41.4% from 43.7%. The decline in Adjusted Gross Profit as a percentage of revenues during the quarter was primarily due to higher product and distribution costs.

Bauer continued to demonstrate operating leverage in SG&A. Excluding the impact of one-time items and share-base compensation expense, spending as a percentage of revenues has declined 120 and 220 basis points for Fiscal 2013 and in the fourth quarter ended May 31, 2013, respectively. The Company’s strong operating results drove Adjusted Net Income growth of 40.0% and 106.4% in Fiscal 2013 and the fourth quarter, respectively. Adjusted EPS grew by 21.0% to $0.98 in Fiscal 2013 and by 73.3% to $0.26 in the fourth quarter of Fiscal 2013. Fourth quarter earnings were favourably impacted by approximately 5 cents per share as a result of favourable tax adjustments. Diluted earnings per share declined by 26.3% and 19.0% in Fiscal 2013 and the fourth quarter, respectively, as a result of significantly lower unrealized gains on derivatives which more than offset the strong operating results described above.

The Company continued to manage its balance sheet and generate strong cash flow as its leverage ratio, defined as net indebtedness divided by EBITDA, reduced to 2.70 compared to 2.72 as of May 31, 2012. The continued de-leveraging was achieved in a year where Bauer completed over $75 million in acquisitions funded by over $40 million of debt. As of May 31, 2013 Bauer had working capital of $200.9 million compared to working capital of $163.5 million as of May 31, 2012, an increase of 22.9%. This increase was driven by the acquisitions of Cascade, Inaria and Combat, the impact of foreign exchange, and our organic revenue growth.

Selected Fiscal 2013 Highlights

•                  Completed three strategic acquisitions - Bauer completed the acquisitions of Cascade, Inaria, and Combat securing a much larger share of the rapidly growing lacrosse market, as well as enhancing its team apparel platform. The recent addition of Combat not only adds industry leading intellectual property to the Company’s significant portfolio of patents, but also introduces Bauer in the North American baseball and softball market.

•                  Launched the Grow the Game program with a goal to grow hockey participation globally by 1 million new players by 2022 through a unique multi-year program. Partnering with Hockey Canada and USA Hockey, and led by a cross-functional team, including Mark Messier, who joined the Bauer team as a result of the Company’s acquisition of Cascade, the initiative will take a leadership role in both growing participation and increasing player safety.

•                  Bauer was added to S&P/TSX Small Cap Index - the S&P/TSX SmallCap Index provides an investable index for the Canadian small cap market. The index is float adjusted and market cap weighted and was developed with industry input as the ideal benchmark for those with small cap exposure to the Canadian equity market.

For further detail on our financial measures please refer to the “Financial Measures and Key Performance Indicators” section below.

FINANCIAL PERFORMANCE

Key Performance Indicators

Key performance indicators which we use to manage our business and evaluate our financial results and operating performance include revenues, gross profit, SG&A expenses, research and development (“R&D”) expenses, net income, earnings per share, Adjusted Gross Profit, EBITDA, Adjusted EBITDA, Adjusted Net Income/Loss, and Adjusted EPS. We evaluate our performance on these metrics by comparing our actual results to management budgets, forecasts, and prior period results on a reported and constant dollar basis. Adjusted Net Income/Loss, Adjusted EPS, EBITDA, Adjusted EBITDA and Adjusted Gross Profit are non-IFRS measures that we use to assess the operating performance of the business. See the “Non-IFRS Financial Measures” section for the definition and reconciliation of Adjusted Net Income/Loss, Adjusted EPS, Adjusted EBITDA, Adjusted Gross Profit, and EBITDA used and presented by the Company to the most directly comparable IFRS measures.

Factors Affecting our Performance

Seasonality

Our business demonstrates substantial seasonality. We currently launch new hockey products over two seasons each fiscal year - the April to September period which we classify as the “Back-To-Hockey” season and the October to March period which we classify as the “Holiday” season. Generally, our highest sales volumes occur during the peak of the “Back-to-Hockey” season during the first quarter of our fiscal year, from June to August. The majority of our sales volumes for our “Holiday” season occur during the second quarter of our fiscal year.

•                  We typically launch core hockey products (excluding composite ice hockey sticks) in the “Back-to-Hockey” season, during April through September.

•                  Composite ice hockey stick products (among other products such as seasonal apparel and roller hockey equipment) have typically been launched during the “Holiday” season, in October through March, although the Company is transitioning to a schedule which will result in sticks being launched both in the “Back-to-Hockey” and “Holiday” seasons.

•                  In ice hockey, we have three families of products—Vapor, Supreme and NEXUS. In certain seasons, we will launch new products under more than one family (for example, in our 2012 “Back-to-Hockey” season, we launched new products under the Supreme and NEXUS brands while in our 2013 “Back-to-Hockey” season we launched new products under the Vapor brand only). The launch timing of our products may change in future periods.

•                  Roller hockey products are typically launched at retail during the “Holiday” season, from October through March.

•                  The launch of Maverik and Cascade lacrosse products overlaps substantially with the “Holiday” season, from November through April.

•                  The launch of Inaria team apparel products overlaps substantially with the “Back-to-Hockey” season, from April to September.

•                  The launch of Combat products overlaps substantially with the “Holiday” season, from November through April.

Revenues

We generate revenues from the sale of performance sports equipment and related apparel and accessories. We offer various cooperative marketing incentive programs in North America to assist our sales channels with the marketing and selling of our products. These costs are recorded as a reduction of revenues.

Our current sales channels include (i) retailers in North America and the Nordic countries, and (ii) distributors throughout the rest of the world (principally Western Europe, Eastern Europe, and Russia). Based on the regional mix, our revenues are generated in multiple currencies. For revenues, we are exposed to fluctuations of the U.S. dollar against the Canadian dollar, the euro, the Swedish krona, Norwegian krona and Danish krona.

The following table highlights revenues for the periods indicated:

			Period			Period
			Over			Over
	Three Months Ended		Period	Twelve Months Ended		Period
(millions of U.S. dollars,	May 31,	May 31,	Growth	May 31,	May 31,	Growth
except for percentages)	2013	2012	Rate (1)	2013	2012	Rate (2)

Revenues

North America	$62.7	$58.2	7.7%	$295.5	$276.3	6.9%
Rest of world	24.0	22.3	7.6%	104.1	98.5	5.7%

Total Revenues	$86.7	$80.5	7.7%	$399.6	$374.8	6.6%

(1)              Three month period ended May 31, 2013 vs. the three month period ended May 31, 2012.

(2)              Twelve month period ended May 31, 2013 vs. the twelve month period ended May 31, 2012.

Cost of Goods Sold

Our cost of goods sold is comprised primarily of the cost of finished goods, materials and components purchased from our suppliers, manufacturing labour and overhead costs in our Liverpool, New York, Toronto, Ontario and St. Jerome, Québec facilities, inventory provisions and write-offs, and warranty costs and supply chain related costs, such as freight and tariff costs and warehousing. See “Recent Events — Tariffs on Hockey Equipment”. Our warranty costs result from a general warranty policy providing coverage against manufacturing defects. Warranties range from thirty days to one year from the date sold to the consumer, depending on the type of product. Our warranty costs are primarily driven by sales of composite ice hockey sticks. Amortization associated with technology patents is also included in cost of goods sold.

We source the majority of our products in China and Thailand. As a result, our cost of goods sold is impacted by increases in labour and material costs in those countries, as well as by the fluctuation of foreign currencies against the U.S. dollar. In particular, we purchase a majority of our imported merchandise from suppliers in China and Thailand using U.S. dollars. Therefore, our cost of goods sold is impacted by the fluctuations of the Chinese renminbi and the Thai baht against the U.S. dollar and the fluctuation of the U.S. dollar against other Asian currencies, such as the Taiwan dollar. We enter into forward contracts to hedge part of our exposure to fluctuations in the value of the U.S. dollar against the Canadian dollar. We do not currently hedge our exposure to fluctuations in the value of the Chinese renminbi and the Thai baht and other Asian currencies to the U.S. dollar. Instead, we enter into supplier agreements ranging from six to twelve months with respect to the U.S. dollar cost of our Asian-sourced finished goods. See also “Outlook” section.

Selling, General and Administrative Expenses

Our SG&A expenses consist primarily of costs relating to our sales and marketing activities, including salaries, commissions and related personnel costs, customer order management and support activities, advertising, trade shows, and other promotional activities. Our marketing expenses include promotional costs for launching new products, advertising, and athlete endorsement costs. Our administrative expenses consist of costs relating to information systems, legal and finance functions, professional fees, insurance, and other corporate expenses. We also include share-based payment expenses in sales, general and administrative expenses. We expect our SG&A expenses to increase as we continue to grow our business.

Research and Development Expenses

R&D expenses consist primarily of salaries and related consulting expenses for technical personnel, contracts with leading research facilities, as well as materials and consumables used in product development. To date, no development costs have been capitalized. We incur most of our R&D expenses in Canada and are eligible to receive Scientific Research and Experimental Development investment tax credits for certain eligible expenditures. R&D expenses are net of investment tax credits. We currently expect our R&D expenses to grow modestly as we focus on enhancing and expanding our product lines.

Finance Costs/Income

Finance costs consist of interest expense, fair value losses on financial assets, impairment losses recognized on financial assets (other than trade receivables), losses on derivative instruments, and losses related to foreign exchange revaluation on recorded assets and liabilities.

Finance income consists of interest income on bank balances and past due customer accounts, fair value gains on financial assets, gains on derivative instruments, and gains related to foreign exchange revaluation on recorded assets and liabilities.

Interest expense is derived from the financing activities of the Company. On June 29, 2012, in connection with the Cascade Acquisition, we entered into the Amended Credit Facility. The Amended Credit Facility replaced all of the credit facilities under the former Credit Facility with a $130.0 million Amended Term Loan, denominated in both Canadian dollars and U.S. dollars and a $145.0 million Amended Revolving Loan, denominated in both Canadian dollars and U.S. dollars, the availability of which is subject to meeting certain borrowing base requirements. Please see the “Indebtedness” section for a more detailed discussion of the Amended Credit Facility.

Interest income primarily reflects interest charged to our customers on past due receivable balances.

The Company is exposed to global market risks, including the effect of changes in foreign currency exchange rates and interest rates, and uses derivatives to attempt to manage financial exposures that occur during the normal course of business. The Company’s hedging strategy can employ foreign exchange swaps, interest rate contracts, and foreign currency forwards as economic hedges, which are recorded on the consolidated statements of financial position at fair value. The Company has not elected hedge accounting and therefore the changes in the fair value of these derivatives are recognized as unrealized gains and losses through profit or loss each reporting period.

The Company’s reporting currency is the U.S. dollar. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are included in the foreign currency translation adjustment, a component of accumulated other comprehensive income (loss) in equity.

Transaction gains and losses generated by the effect of foreign exchange on recorded assets and liabilities denominated in a currency different from the functional currency of the applicable entity are recorded in finance costs/income in the period in which they occur. Balances on the statements of financial position are converted at the month end foreign exchange rates or at historical exchange rates, and all profit and loss transactions are recognized at monthly average rates.

The majority of our transactions are processed in euros, Swedish kronas, Canadian dollars and U.S. dollars.

Impact of Foreign Exchange

In the MD&A, we provide the impact of foreign exchange on our various financial measures. These amounts reflect only the impact of translating the current period results restated at the monthly foreign exchange rates of the prior period. This translation impact does not include the impact of foreign exchange on our direct material costs or our gains/losses on derivatives described above.

Income Taxes

We are subject to federal, state, and provincial income taxes. The Company is subject to cash taxes in the United States, Canada and Europe. In Canada, the Company utilizes its tax loss carry forwards and tax credits to offset its taxable income.

Results of Operations

The selected consolidated financial information set out below for the twelve month periods ended May 31, 2013 and May 31, 2012 has been derived from our audited consolidated financial statements and related notes. The financial information for the three month periods ended May 31, 2013 and May 31, 2012 is unaudited.

	Three Months Ended		Twelve Months Ended
(millions of U.S. dollars, except for	May 31,	May 31,	May 31,	May 31,	May 31,
percentages and per share amounts)	2013	2012	2013	2012	2011
Revenues	$86.7	$80.5	$399.6	$374.8	$306.1
Cost of goods sold	52.9	45.9	252.4	232.2	187.0
Gross profit	$33.8	$34.6	$147.2	$142.6	$119.1
Operating expenses:
Selling, general & administrative	23.4	23.4	90.4	83.3	79.4
Research & development	4.6	3.8	16.1	13.9	11.5
Operating income (loss)	$5.8	$7.4	$40.7	$45.4	$28.2
Finance costs (income)	0.6	(3.3)	6.6	1.9	27.3
Other expense (income)	(1.2)	0.1	(1.0)	0.2	0.1
Income tax expense (benefit)	0.3	3.7	9.8	13.1	0.4
Net income (loss)	$6.1	$6.8	$25.3	$30.2	$0.4

Adjusted Gross Profit	$35.9	$35.2	$153.0	$145.1	$122.9
Adjusted EBITDA	$14.0	$11.0	$62.3	$51.5	$43.5
Adjusted Net Income (Loss)	$9.7	$4.7	$35.7	$25.5	$17.2
Adjusted EPS	$0.26	$0.15	$0.98	$0.81	$0.55
Basic earnings (loss) per share	$0.18	$0.23	$0.74	$1.00	$0.01
Diluted earnings (loss) per share	$0.17	$0.21	$0.70	$0.95	$0.01
Total assets	$407.4	$309.0	$407.4	$309.0	$309.0
Total long-term liabilities	$168.6	$132.7	$168.6	$132.7	$132.2

As a percentage of revenues:
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	61.0%	57.0%	63.2%	62.0%	61.1%
Gross profit	39.0%	43.0%	36.8%	38.0%	38.9%
Operating expenses:
Selling, general & administrative	27.0%	29.1%	22.6%	22.2%	25.9%
Research & development	5.3%	4.7%	4.0%	3.7%	3.8%
Operating income (loss)	6.7%	9.2%	10.2%	12.1%	9.2%
Finance costs (income)	0.7%	-4.1%	1.7%	0.5%	8.9%
Other expense (income)	-1.4%	0.1%	-0.3%	0.0%	0.0%
Income tax expense (benefit)	0.3%	4.6%	2.5%	3.5%	0.1%
Net income (loss)	7.0%	8.5%	6.3%	8.1%	0.1%

Adjusted Gross Profit	41.4%	43.7%	38.3%	38.7%	40.2%
Adjusted EBITDA	16.1%	13.7%	15.6%	13.7%	14.2%
Adjusted Net Income (Loss)	11.2%	5.8%	8.9%	6.8%	5.6%

Three months ended May 31, 2013 compared to three months ended May 31, 2012

Revenues

Revenues in the three month period ended May 31, 2013 increased by $6.2 million, or 7.7% to $86.7 million due to significant growth in lacrosse and apparel driven by the Cascade and Inaria acquisitions, respectively, and 1.7% growth in ice hockey equipment, partially offset by an unfavorable impact from foreign exchange and the impact of lower wholesale prices as a result of the Canadian Tariff Reduction. Ice Hockey equipment revenue growth was driven by goalie, protective and accessories based on the success of new “Back-to-Hockey” product launches, including the REACTOR goalie line, Supreme and Nexus pants and the TUUK LIGHTSPEED EDGE holder and replaceable steel blades. The growth in these categories was partially offset by lower composite stick sales driven by high retail inventories and aggressive competitor closeouts in the marketplace. The translation impact of foreign exchange in the three month period ended May 31, 2013 decreased our reported revenues by $1.0 million compared to the prior year. Excluding the impact of foreign exchange, revenues increased 8.9%, and excluding the impact of foreign exchange, the Cascade Acquisition and the Inaria Acquisition, revenues decreased 1.6%. Overall revenues in North America grew by 7.7% (or declined 6.8% excluding the Cascade and Inaria Acquisitions) and increased by 7.6% in the rest of the world.

Gross Profit

Gross profit in the three month period ended May 31, 2013 decreased by $0.8 million, or 2.4% to $33.8 million. Gross profit was favourably impacted by higher revenues, partially offset by the corresponding increase in cost of goods sold, freight, and distribution costs. Gross profit was negatively impacted by the purchase accounting related amortization and non-cash charges to cost of goods sold resulting from the fair value adjustment of inventories related to the Inaria Acquisition as well as the reduction in wholesale prices as a result of the Canadian Tariff Reduction and certain higher product costs.

As a percentage of revenues, gross profit decreased to 39.0% for the three month period ended May 31, 2013 from 43.0% in the three month period ended May 31, 2012 driven by the above items. The translation impact of foreign exchange in the three month period ended May 31, 2013 decreased gross profit by $0.5 million compared to the prior year. See the “Factors Affecting our Performance — Cost of Goods Sold” and the “Outlook” section for more detail on our product costs.

Adjusted Gross Profit

Adjusted Gross Profit in the three month period ended May 31, 2013 increased by $0.7 million, or 2.0% to $35.9 million. Adjusted Gross Profit as a percentage of revenues decreased to 41.4% for the three month period ended May 31, 2013 from 43.7% for the three month period ended May 31, 2012 driven by the factors described under “Gross Profit” above except for the purchase accounting impacts and the cost of duty paid on products imported prior to the April 1 Canadian Tariff Reduction which are not included in the calculation of Adjusted Gross Profit. Please see the Adjusted Gross Profit table for the reconciliation of gross profit to Adjusted Gross Profit in the “Non-IFRS Measures” section.

Selling, General and Administrative Expenses

SG&A expenses in the three month period ended May 31, 2013 and May 31, 2012 remained consistent at $23.4 million as lower spending was offset by termination benefits and share-based payment expenses. Excluding the impact of acquisition related charges, termination benefits and share-based payment expenses, our SG&A expenses decreased by $1.0 million, or 4.7% to $18.9 million driven by lower marketing expenses due to lower endorsement costs as a result of the shortened NHL season and timing of marketing investments (Fiscal 2012 included the initial launch of the NEXUS family of products) which offset the addition of SG&A expenses related to the Cascade, Inaria, and Combat operations.

As a percentage of revenues, our SG&A expenses (including acquisition related charges, termination benefits and share-based payment expenses) decreased to 27.0% for the three month period ended May 31, 2013 from 29.1% of revenues for the three month period ended May 31, 2012. Excluding acquisition related charges, termination benefits and share-based payment expenses, SG&A expenses as a percentage of revenue decreased to 21.8% for the three month period ended May 31, 2013 from 24.7% of revenues for the three month period ended May 31, 2012. The translation impact of foreign exchange for the three month period ended May 31, 2013 decreased our reported SG&A expenses by $0.1 million compared to the prior year.

Research and Development Expenses

R&D expenses in the three month period ended May 31, 2013 increased by $0.8 million, or 18.5%, to $4.6 million, due to our continued focus on product development efforts and the addition of Cascade’s R&D. As a percentage of revenues, our R&D expenses increased to 5.3% for the three month period ended May 31, 2013 from 4.7% of revenues for the three month period ended May 31, 2012. The translation impact of foreign exchange for the three month period ended May 31, 2013 did not have a significant impact on reported R&D expenses.

Adjusted EBITDA

Adjusted EBITDA in the three month period ended May 31, 2013 increased to $14.0 million from $11.0 million for the three month period May 31, 2012 due to the gross profit and expenses described above and a favourable impact in realized gains/losses on derivatives which are included in finance costs/income. As a percentage of revenues, Adjusted EBITDA improved to 16.1% for the three month period ended May 31, 2013 from 13.7% for the three month period ended May 31, 2012 due to lower SG&A expenses (excluding acquisition related charges and costs related to share offerings) as a percentage of revenues. Please see the Adjusted EBITDA table for the reconciliation of net income to Adjusted EBITDA in the “Non-IFRS Financial Measures” section.

Finance Costs/Income

Finance costs/income changed from finance income of $3.3 million in the three month period ended May 31, 2012 to finance costs of $0.6 million in the three month period ended May 31, 2013. The change was primarily driven by a $7.3 million lower unrealized gain on derivatives offset by a $1.7 million decrease in the realized loss on derivatives and a favourable change in foreign exchange gains and losses of $1.4 million (primarily the result of fluctuations in the value of the Canadian dollar against the U.S. dollar).

Income Taxes

Income tax expense in the three month period ended May 31, 2013 decreased by $3.4 million to $0.3 million. Current tax expense for the period was $0.8 million and the deferred income tax benefit was $0.5 million. The Company’s effective tax rate was 5.2% compared to 35.4% for the same period in the prior year. The change in the effective tax rate was driven by a favorable impact from the non-taxable gain on bargain purchase related to the Combat Acquisition, favorable adjustments related to prior period items and changes in estimated tax rates for the year. These items combined with a relatively small pre-tax income amount resulted in a lower than normal effective tax rate.

Net Income

Net income in the three month period ended May 31, 2013 decreased by $0.7 million to $6.1 million from net income of $6.8 million in the three month period ended May 31, 2012. This was driven by an unfavourable year over year change in the unrealized gain on derivatives and slightly lower gross margin described above partially offset by favorable impact in the realized gain / loss on derivatives, and lower taxes. The translation impact of foreign exchange for the three month period ended May 31, 2013 decreased our net income by $0.3 million compared to the prior year.

Adjusted Net Income

Adjusted Net Income in the three month period ended May 31, 2013 increased by $5.0 million, or 106.4% to $9.7 million driven by the operating results described above, as reflected in the Adjusted EBITDA growth, and the impact of lower taxes. Adjusted Net Income/Loss removes unrealized gains/losses on foreign exchange, acquisition-related charges, share-based payment expenses, costs related to share offerings, and other one-time or non-cash expenses. Please see the Adjusted Net Income/Loss table for the reconciliation of net income to Adjusted Net Income/Loss and Adjusted EPS in the “Non-IFRS Financial Measures” section.

Twelve months ended May 31, 2013 compared to twelve months ended May 31, 2012

Revenues

Revenues in the twelve month period ended May 31, 2013 increased by $24.8 million, or 6.6% to $399.6 million due to strong growth in several ice hockey equipment categories, apparel, and the addition of Cascade and Inaria revenues, partially offset by the unfavorable effect of foreign exchange on our reported revenues. Apparel revenues grew by 42.4% driven by the addition of soccer and hockey uniform revenue from Inaria, continued success in performance apparel and bags (increase of 18.6%) and strong growth in team apparel (increase of 32.4% excluding Inaria). Lacrosse sales increased significantly as a result of the Cascade Acquisition. Ice hockey equipment revenues were flat compared to prior year, or grew by 1.1% excluding the impact of foreign exchange and the impact of lower wholesale prices as a result of the Canadian Tariff Reduction. Ice hockey equipment growth was driven by 12.1% growth in helmets reflecting strong demand for the new BAUER RE-AKT helmet, 44.1% growth in accessories due to the launch of the TUUK LIGHTSPEED EDGE holder and replaceable steel blades, and 3.7% growth in protective equipment driven by the success of the NEXUS protective line and the three family product strategy, partially offset by a 3.8% decline in skates (1.6% decline excluding the impact of foreign exchange and the Canadian Tariff Reduction) and a 3.0% decline in sticks (1.6% decline excluding the impact of foreign exchange) both primarily due to lower performance and recreational sales as a result of high levels of competitor closeout activity. The translation impact of foreign exchange in the twelve month period ended May 31, 2013 decreased our reported revenues by $6.9 million compared to the prior year. Excluding the impact of foreign exchange, revenues increased by 8.5%, and excluding the impact of foreign exchange, the Cascade Acquisition and the Inaria Acquisition, revenues increased by 1.9%. Overall revenues in North America grew by 6.9% (or declined 2.0% excluding the Cascade and Inaria Acquisitions) and by 5.7% in the rest of the world.

Gross Profit

Gross profit in the twelve month period ended May 31, 2013 increased by $4.6 million, or 3.2% to $147.2 million. Gross profit was favourably impacted by higher revenues, partially offset by the corresponding increase in cost of goods sold, freight, and distribution costs. Gross profit was negatively impacted by the purchase accounting related amortization and non-cash charges to cost of goods sold resulting from the fair value adjustment of inventories related to the Inaria Acquisition as well as the reduction in wholesale prices as a result of the Canadian Tariff Reduction.

As a percentage of revenues, gross profit decreased to 36.8% for the twelve month period ended May 31, 2013 versus 38.0% in the twelve month period ended May 31, 2012 largely driven by the purchase accounting and Canadian Tariff Reduction related impacts. The translation impact of foreign exchange in the twelve month period ended May 31, 2013 decreased gross profit by $5.1 million compared to the prior year.

Adjusted Gross Profit

Adjusted Gross Profit in the twelve month period ended May 31, 2013 increased by $7.9 million, or 5.4% to $153.0 million. Adjusted Gross Profit was favourably impacted by higher revenues, partially offset by increased cost of goods sold, freight, and distribution costs all as a result of the higher revenues. Adjusted Gross Profit as a percentage of revenues decreased to 38.3% for the twelve month period ended May 31, 2013 from 38.7% for the twelve month period ended May 31, 2012 driven by higher product and distribution costs, partially offset by the impact of the Cascade Acquisition. Please see the Adjusted Gross Profit table for the reconciliation of gross profit to Adjusted Gross Profit in the “Non-IFRS Measures” section.

Selling, General and Administrative Expenses

SG&A expenses in the twelve month period ended May 31, 2013 increased by $7.1 million, or 8.6% to $90.4 million due largely to expenses associated with the Cascade Acquisition, the Inaria Acquisition, the Kohlberg Offerings, share-based payment expenses, and termination benefits. Excluding the impact of acquisition related charges, termination benefits and share-based payment expenses, SG&A expenses increased by $1.0 million, or 1.4% driven by the addition of SG&A expenses related to the Cascade and Inaria operations partially offset by lower endorsement costs as a result of the shortened NHL season.

As a percentage of revenues, our SG&A expenses (including acquisition related charges, costs related to share offerings, termination benefits and share-based payment expenses) increased to 22.6% for the twelve month period ended May 31, 2013 from 22.2% of revenues for the twelve month period ended May 31, 2012. Excluding the impact of acquisition related charges, termination benefits and share-based payment expenses, SG&A expenses as a percentage of revenue decreased to 19.8% for the twelve month period ended May 31, 2013 from 20.8% of revenues for the twelve month period ended May 31, 2012. The translation impact of foreign exchange for the twelve month period ended May 31, 2013 decreased our reported SG&A expenses by $0.5 million compared to the prior year.

Research and Development Expenses

R&D expenses in the twelve month period ended May 31, 2013 increased by $2.2 million, or 15.4% to $16.1 million, due to our continued focus on product development efforts and the addition of Cascade’s R&D. As a percentage of revenues, our R&D expenses increased to 4.0% for the twelve month period ended May 31, 2013 from 3.7% of revenues for the twelve month period ended May 31, 2012. The translation impact of foreign exchange for the twelve month period ended May 31, 2013 did not have a significant impact on our reported R&D expenses compared to the prior year.

Adjusted EBITDA

Adjusted EBITDA in the twelve month period ended May 31, 2013 increased by $10.8 million, or 20.9% to $62.3 million due to the gross profit and expenses described above and a favourable year-over-year impact in realized gains/losses on derivatives which are included in finance costs/income. As a percentage of revenues, Adjusted EBITDA increased to 15.6% for the twelve month period ended May 31, 2013 from 13.7% for the twelve month period ended May 31, 2012 due to the lower SG&A expenses (excluding acquisition related charges and costs related to share offerings) as a percentage of revenues and the favourable year-over-year impact from realized gains/losses on derivatives. Please see the Adjusted EBITDA table for the reconciliation of net income to Adjusted EBITDA in the “Non-IFRS Measures” section.

Finance Costs/Income

Finance costs in the twelve month period ended May 31, 2013 increased by $4.7 million to $6.6 million from $1.9 million in the twelve month period ended May 31, 2012. The change was driven by a $13.4 million lower unrealized gain on derivatives, partially offset by a $5.0 million decrease in the realized loss on derivatives, a $3.2 million favourable change in foreign exchange gains and losses (primarily the result of fluctuations in the value of the Canadian dollar against the U.S. dollar), and a $0.8 million decrease in interest expense. Finance costs for the twelve month period ended May 31, 2013 also included a non-recurring and non-cash charge of $0.3 million for the loss on the amendment of the Revolving Loan incurred as a result of the debt refinancing completed at the time of the Cascade Acquisition.

Income Taxes

Income tax expense in the twelve month period ended May 31, 2013 decreased by $3.3 million to $9.8 million. Current tax expense for the period was $5.8 million and the deferred income tax expense was $4.0 million. The Company’s effective tax rate was 28.0% compared to 30.3% for the same period in the prior year. The change in the effective tax rate was driven by a favorable impact from the non-taxable gain on bargain purchase related to the Combat Acquisition and favorable adjustments related to prior period items, partially offset by an increase in the Company’s estimated U.S. state tax rates.

Net Income

Net income in the twelve month period ended May 31, 2013 decreased by $4.9 million to $25.3 million from net income of $30.2 million in the twelve month period ended May 31, 2012. The decrease was primarily driven by higher acquisition related charges, costs related to share offerings, termination benefits and the lower unrealized gain on derivatives which more than offset the increase in gross profit. The translation impact of foreign exchange for the twelve month period ended May 31, 2013 decreased our net income by $3.9 million compared to the prior year.

Adjusted Net Income

Adjusted Net Income in the twelve month period ended May 31, 2013 increased by $10.2 million, or 40.0% to $35.7 million. This was the result of the strong operating results, as reflected in the Adjusted EBITDA growth, lower interest expense, and lower taxes, partially offset by higher depreciation and amortization. Adjusted Net Income/Loss removes unrealized gains/losses on foreign exchange, acquisition-related charges, share-based payment expenses, costs related to share offerings, and other one-time or non-cash expenses. Please see the Adjusted Net Income/Loss table for the reconciliation of net income to Adjusted Net Income/Loss and Adjusted EPS in the “Non-IFRS Financial Measures” section.

Summary of Consolidated Quarterly Results

The following table summarizes quarterly financial results and major operating statistics for the Company for the last eight quarters:

(millions of U.S. dollars, except for percentages and per share amounts)

	May	February	November	August	May	February	November	August
	31,	28,	30,	31,	31,	29,	30,	31,
	2013	2013	2012	2012	2012	2012	2011	2011
Revenues	$86.7	$54.9	$109.6	$148.3	$80.5	$51.5	$100.3	$142.4
Cost of goods sold	52.9	40.2	71.2	88.0	45.9	36.6	66.7	82.9
Gross profit	$33.8	$14.7	$38.4	$60.3	$34.6	$14.9	$33.6	$59.5
Operating expenses:
Selling, general & administrative	23.4	19.4	24.6	23.1	23.4	17.3	21.5	21.1
Research & development	4.6	4.0	4.0	3.5	3.8	3.4	3.3	3.4
Operating income (loss)	$5.8	$(8.7)	$9.8	$33.7	$7.4	$(5.8)	$8.8	$35.0
Finance costs (income)	0.6	(3.8)	0.5	9.3	(3.3)	6.1	(2.2)	1.3
Other expense (income)	(1.2)	0.1	—	—	0.1	—	0.1	—
Income tax expense (benefit)	0.3	(2.1)	3.2	8.4	3.7	(4.4)	2.7	11.1
Net income (loss)	$6.1	$(2.9)	$6.1	$16.0	$6.8	$(7.5)	$8.2	$22.6

Adjusted Gross Profit	$35.9	$16.4	$39.7	$61.0	$35.2	$15.5	$34.2	$60.2
Adjusted EBITDA	$14.0	$(3.8)	$14.2	$37.9	$11.0	$(3.8)	$9.3	$34.9
Adjusted Net Income (Loss)	$9.7	$(4.2)	$7.3	$22.9	$4.7	$(4.4)	$4.4	$20.9
Adjusted EPS	$0.26	$(0.11)	$0.20	$0.65	$0.15	$(0.14)	$0.14	$0.66
Basic earnings (loss) per share	$0.18	$(0.08)	$0.18	$0.48	$0.23	$(0.25)	$0.27	$0.75
Diluted earnings (loss) per share	$0.17	$(0.08)	$0.16	$0.45	$0.21	$(0.25)	$0.26	$0.72

As a percentage of revenues:
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	61.0%	73.2%	65.0%	59.4%	57.0%	71.1%	66.5%	58.2%
Gross profit	39.0%	26.8%	35.0%	40.6%	43.0%	28.9%	33.5%	41.8%
Operating expenses:
Selling, general & administrative	27.0%	35.3%	22.4%	15.6%	29.1%	33.6%	21.4%	14.8%
Research & development	5.3%	7.3%	3.6%	2.4%	4.7%	6.6%	3.3%	2.4%
Operating income (loss)	6.7%	-15.8%	8.9%	22.7%	9.2%	-11.3%	8.8%	24.6%
Finance costs (income)	0.7%	-6.9%	0.5%	6.3%	-4.1%	11.8%	-2.2%	0.9%
Other expense (income)	-1.4%	0.2%	0.0%	0.0%	0.1%	0.0%	0.1%	0.0%
Income tax expense (benefit)	0.3%	-3.8%	2.9%	5.6%	4.6%	-8.5%	2.7%	7.8%
Net income (loss)	7.0%	-5.3%	5.6%	10.8%	8.5%	-14.6%	8.2%	15.9%

Adjusted Gross Profit	41.4%	29.9%	36.2%	41.1%	43.7%	30.1%	34.1%	42.3%
Adjusted EBITDA	16.1%	-6.9%	13.0%	25.5%	12.7%	-7.4%	9.3%	24.5%
Adjusted Net Income (Loss)	11.2%	-7.7%	6.7%	15.4%	5.8%	-8.5%	4.4%	14.7%

OUTLOOK

Forward-looking statements are included in this MD&A, including this “Outlook” section. See “Caution Regarding Forward-Looking Statements” for a discussion of risks, uncertainties, and assumptions relating to these statements. For a description of the risks relating to the Company, refer to the “Risk Factors” section of this MD&A and the “Risk Factors” section of BAUER’s Annual Information Form dated August 29, 2012 available on www.sedar.com.

Our revenues are generated from (i) booking orders, which are typically received several months in advance of the actual delivery date or range of delivery dates (see paragraph below for further discussion), (ii) repeat orders, which are for at-once delivery, and (iii) other orders. The seasonality of our business and the manner in which we solicit orders could create quarterly variations in the percentage of our revenues that are comprised of booking orders. Historically, booking orders constitute most of our orders in our first and fourth fiscal quarters, but constitute approximately one-half of our orders in our second fiscal quarter and approximately one-third of our orders in our third fiscal quarter. Although our booking orders give us some visibility into our future financial performance, there may not be a direct relationship between our booking orders and our future financial performance given several factors, among which are: (i) the timing of order placement compared to historical patterns, (ii) our ability to service demand for our product, (iii) the willingness of our customers to commit to purchasing our product, and (iv) the actual sell-through of our products at retail driving changes in repeat orders. As a result, there can be no assurances that our booking orders will translate into realized sales. Investors should not place undue reliance on the year-over-year change in our booking orders as an indication of our total revenues in any fiscal period. Disclosure regarding our booking orders is intended to provide visibility into the demand for our products by our customers.

We note that reported booking orders include firm orders for which we are given specific delivery dates and planning orders for which we are given a range of delivery dates. Planning orders represent a growing part of our total booking orders. In recent years, the conversion rate of planning orders, or the percentage of planning orders which are ultimately shipped, is not materially different than the conversion rate of firm orders. There can be no assurances that this trend will continue for upcoming seasons.

We receive a substantial amount of our “Back-to-Hockey” season booking orders by the end of March (for sales from April through September) and we receive a substantial amount of our “Holiday” season booking orders by the end of September (for sales from October through March). As a result of our product performance and marketing efforts, we have seen continued growth in our order file for the current “Back-to-Hockey” season despite significant headwinds in the North American hockey equipment marketplace. As of April 5, 2013, our booking orders for the current “Back-to-Hockey” season increased by 2% over the prior season to $188.7 million. We are currently receiving orders for the upcoming “Holiday” season which will begin shipping in the second quarter of our Fiscal 2014. We currently intend to publicly disclose our booking orders for the upcoming “Holiday” season around the time we release our financial results for our first fiscal quarter of Fiscal 2014.

While this increase in booking orders is encouraging, suggesting that the Company continues to take market share despite difficult market conditions, it is not possible at this time to extrapolate this increase into an equivalent increase in total revenues for the “Back-to-Hockey” season. We currently have limited visibility to our repeat orders, the other major component of our total revenues, but we believe that our customers are going to place more of their total orders in the form of repeat orders than the prior year. As such, we currently expect a year-over-year increase in repeat orders of the same or greater magnitude as our increase in booking orders for the upcoming season. Furthermore we believe that bookings will become less meaningful as a proxy for our overall growth as dealers continue to shift their purchase behavior to alternative demand streams such as repeat ordering and vendor managed inventory replenishment mechanisms, and as our team business expands.

Management believes that retail inventory levels are higher than normal due primarily to high levels of competitor closeout product that is in the marketplace. Other factors, such as the NHL Lockout and retailer consolidation, have also contributed to the higher retail inventory levels. Assuming competitor closeout activity returns to historical levels, management believes that retail inventories should return to normal levels within the next two fiscal quarters.

As a result of the Canadian Tariff Reduction, effective April 1, 2013, Bauer reduced wholesale prices to its Canadian retail partners to reflect the lower duties on certain categories of hockey equipment. While these reduced wholesale prices will slightly reduce reported revenues, management currently expects that impact of these reduced wholesale prices on affected products will have a limited impact on future profitability, as the reduction in the costs of goods sold is passed on to retailers. We also reduced wholesale prices on products affected by the Canadian Tariff Reduction that were imported prior to April 1, 2013. The total amount of import tariffs paid on products imported prior to April 1, 2013 was $1.6 million of which $0.5 million was recognized in cost of goods sold in the fourth fiscal quarter of Fiscal 2013. The remaining higher cost of goods sold for these products will primarily be recognized within the first half of Fiscal 2014 as this inventory is sold.

The Cascade Acquisition brings additional revenue to the Company that has a different seasonal trend than our core ice hockey business. Much like our Maverik lacrosse brand, the Cascade lacrosse helmet sales will be highest in our second and third fiscal quarters. In addition, Cascade’s lacrosse helmet sales are primarily custom orders with a 48-hour turnaround time, so the visibility to customer orders in advance is limited.

The Inaria Acquisition provides the Company with full team apparel capabilities, including the design, development and manufacturing of uniforms for ice hockey, roller hockey, lacrosse, soccer and other team sports. We expect these team apparel revenues to align with our current hockey and lacrosse selling seasons. In addition, these custom team orders are typically fulfilled within a 30 to 60 day turnaround time, so the visibility to customer orders in advance is limited.

The Combat Acquisition provides the Company with intellectual property that will strengthen its research and development portfolio and expands the Company’s product offering into baseball and softball. We expect these revenues to substantially align with our “Holiday” season. As we bought Combat out of bankruptcy, we are in the process of restoring relationships with customers and suppliers. Therefore, the visibility to customer orders in advance is limited at this time. We expect to move towards booking orders representing two-thirds of total customer orders with an estimated visibility of four to five months.

Our gross profit margins are susceptible to change due to higher or lower product costs, the mix of sales between product categories or different price points, as well as other factors. Our recent gross profit margins have been unfavourably impacted by higher product costs. We currently expect continued increases in our cost of goods sold due to, among other factors, the uncertainty of Asian currencies’ fluctuations against the U.S. dollar, increases in labour rates, and increases in raw material and freight costs. To help mitigate this cost inflation we intend to continue our cost reduction and supply chain initiatives of the past several years as well as evaluate alternative strategies as needed. Current initiatives include working with our manufacturing partners to develop lower cost materials and to assemble products more efficiently. We also currently intend to continue our investment in R&D, and review our internal and external distribution structure to lower costs and improve services.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

We believe that ongoing operations and associated cash flow, in addition to our cash resources and Amended Revolving Loan, provide sufficient liquidity to support our business operations for at least the next twelve months. Furthermore, as of May 31, 2013, the Company held cash and cash equivalents of $4.5 million and had Amended Revolving Loan availability of $65.0 million, which provides further flexibility to meet any unanticipated cash requirements due to changes in working capital commitments or liquidity risks associated with financial instruments. Such changes may arise from, among other things, the seasonality of our business (see the “Factors Affecting our Performance — Seasonality” and “Outlook” sections), the failure of one or more customers to pay their obligations (see the “Quantitative and Qualitative Disclosures About Market and Other Financial Risks — Credit Risk” section) or from losses incurred on derivative instruments, such as foreign exchange swaps, interest rate contracts, and foreign currency forwards (see the “Factors Affecting our Performance — Finance Costs/Income” section).

The following table summarizes our net cash flows provided by and used in operating, investing and financing activities:

	Twelve Months Ended
	May 31,	May 31,
(millions of U.S. dollars)	2013	2012
Net cash flows from (used in) operating activities	$16.9	$17.1
Net cash flows from (used in) investing activities	(81.4)	(4.5)
Net cash flows from (used in) financing activities	63.9	(9.0)
Effect of exchange rate changes on cash	—	(0.5)
(Decrease) / increase in cash	(0.6)	3.1
Beginning cash	5.1	2.0
Ending cash	$4.5	$5.1

Net Cash From (Used In) Operating Activities

Net cash from operating activities for the twelve month period ended May 31, 2013 was $16.9 million, a decrease of $0.2 million compared to net cash from operating activities of $17.1 million for the twelve month period ended May 31, 2012, driven by lower income tax refunds received, partially offset by lower interest paid.

Net Cash From (Used In) Investing Activities

Net cash used in investing activities for the twelve month period ended May 31, 2013 was $81.4 million, an increase of $76.9 million compared to net cash used of $4.5 million for the twelve month period ended May 31, 2012, due primarily to the Cascade Acquisition, the Inaria Acquisition, the Combat Acquisition and higher capital expenditures in the twelve month period ended May 31, 2013. The higher capital expenditures were driven by R&D investments, information systems to assist in streamlining our growing organization, investments in retail marketing assets, and renovations to our facilities.

Net Cash From (Used In) Financing Activities

Net cash flows from financing activities for the twelve month period ended May 31, 2013 was $63.9 million, an increase of $72.9 million compared to net cash used in financing activities of $9.0 million for the twelve month period ended May 31, 2012, due primarily to the financing of the Cascade Acquisition through the issuance of Common Shares and the amendments to the Credit Facility during the twelve month period ended May 31, 2013.

INDEBTEDNESS

Credit Facility

To partially finance the Cascade Acquisition, the Company amended its Credit Facility on June 29, 2012. The Amended Credit Facility replaced all of the credit facilities under the former Credit Facility with a (i) $130.0 million term Amended Term Loan, denominated in both Canadian dollars and U.S. dollars, of which $108.0 million is currently available and drawn, and (ii) $145.0 million Amended Revolving Loan, denominated in both Canadian dollars and U.S. dollars, the availability of which is subject to meeting certain borrowing base requirements. The Amended Revolving Loan includes a $20.0 million letter of credit subfacility and a $10.0 million swing line loan facility.

The interest rates per annum applicable to the loans under the Amended Credit Facility is equal to an applicable margin percentage, plus, at the Borrowers’ option depending on the currency of borrowing, (1) the U.S. base rate/Canadian base rate, or (2) LIBOR/Bankers Acceptance rate. The applicable margin percentages are subject to adjustment based upon the Company’s Leverage Ratio (as defined under the Amended Credit Facility) as follows:

	Base Rate /		Unused
	Canadian Base	LIBOR / BA	Commitment
Leverage Ratio	Rate Margin	Rate Margin	Fees
Equal to or greater than 3.00:1.00	1.25%	2.50%	0.50%
Equal to or greater than 2.50:1.00 but less than 3.00:1:00	1.00%	2.25%	0.45%
Equal to or greater than 2.00:1.00 but less than 2.50:1.00	0.75%	2.00%	0.40%
Less than 2.00:1.00	0.50%	1.75%	0.35%

The Amended Credit Facility defines Leverage Ratio as Net Indebtedness divided by EBITDA. Net Indebtedness includes such items as the Company’s term loan, capital lease obligations, subordinated indebtedness, and average revolving loans for the last twelve months as of the reporting date, less the average amount of cash for the last twelve months as of the reporting date. EBITDA is as defined in the Amended Credit Facility. The following table depicts the Company’s Leverage Ratio as calculated under the Amended Credit Facility:

	As of	As of	As of	As of	As of
	May 31,	February 28,	November 30,	August 31,	May 31,
	2013	2013	2012	2012	2012

Leverage Ratio	2.70	2.76	2.69	2.76	2.72

Additionally, on the last day of each calendar quarter, the Borrowers pay a commitment fee in an amount equal to 0.5% per annum of the average unused daily balance (less any outstanding letters of credit).

The interest rate on the Amended Credit Facility for the three and twelve months period ended May 31, 2013 ranged from 2.52% to 4.25% and from 2.52% to 5.50%, respectively. The Company’s available credit line was $65.0 million as of May 31, 2013. As of May 31, 2013, there are three letters of credit totaling $1.5 million outstanding under the Amended Revolving Loan.

CAPITAL EXPENDITURES

In the three month period ended May 31, 2013 and the three month period ended May 31, 2012, we incurred capital expenditures of $3.5 million and $1.7 million, respectively. In the twelve month period ended May 31, 2013 and the twelve month period ended May 31, 2012, we incurred capital expenditures of $7.4 million and $4.5 million, respectively. As a percentage of revenues, our capital expenditures for the twelve months ended May 31, 2013 were 1.8% of revenues compared to 1.2% of revenues for the twelve months ended May 31, 2012. The capital investments were incurred for R&D, information systems to assist in streamlining our growing organization, investments in retail marketing assets, and renovations to our facilities. The year-over-year increase is driven by increased or higher investments in information systems for BAUER and our other newly acquired businesses. Our ordinary course of operations requires minimal capital expenditures for equipment given that we manufacture most of our products through our manufacturing partners. Going forward, to support our growth and key business initiatives, we currently anticipate moderately higher levels of capital expenditures and investment.

CONTRACTUAL OBLIGATIONS

The following table summarizes our material contractual obligations as of May 31, 2013:

	Twelve Months Ended May 31,
(millions of U.S. dollars)	Total	2014	2015	2016	2017	2018	Thereafter

Lease Obligations:
Operating lease obligations	$16.4	$5.0	$4.0	$2.7	$1.0	$0.6	$3.1
Finance lease obligations	0.1	0.1	—	—	—	—	—

Endorsement contracts	7.4	4.0	2.2	0.6	0.5	0.1	—

Long-term borrowings:
Revolving loan	67.7	2.7	—	65.0	—	—	—
Term loan due 2016	107.9	9.5	9.5	88.9	—	—	—

Inventory purchases	47.2	47.2	—	—	—	—	—

Non-inventory purchases	1.4	1.4	—	—	—	—	—

Total	$248.1	$69.9	$15.7	$157.2	$1.5	$0.7	$3.1

OFF BALANCE SHEET ARRANGEMENTS

We enter into agreements with our manufacturing partners on tooling requirements for our manufactured products. The following table summarizes our vendor tooling commitments as of May 31, 2013 and Fiscal 2013:

(millions of U.S. dollars)

				Open purchase	Outstanding
	Tooling		Owed amounts as	orders	liability Fiscal
Vendor	acquisition value	Cost paid	of May 31, 2013	amortization value	2013

Supplier A	$4.6	$3.7	$0.9	$0.2	$0.7
Supplier B	4.0	2.4	1.6	0.2	1.4
Supplier C	1.7	1.1	0.6	—	0.6
Supplier D	0.4	0.3	0.1	—	0.1
Supplier E	0.3	0.3	—	—	—
Supplier F	0.1	0.1	—	—	—
Supplier G	0.1	—	0.1	—	0.1

Total	$11.2	$7.9	$3.3	$0.4	$2.9

RELATED PARTY TRANSACTIONS

The largest shareholder of the Company is the Kohlberg Funds. The Kohlberg Funds include Kohlberg TE Investors VI, LP, Kohlberg Investors VI, LP, Kohlberg Partners VI, LP, and KOCO Investors VI, LP, each of which is advised or managed by Kohlberg Management VI, L.L.C.

On June 29, 2012, in conjunction with the acquisition of Cascade, the Company issued 642,000 Common Shares as part of a concurrent private placement to the Kohlberg Funds resulting in gross and net proceeds of $4.9 million (Cdn$5.0 million).

On September 26, 2012, the Kohlberg Funds entered into an agreement for a public offering, on a bought deal basis, of 3,600,000 Common Shares of the Company at an offering price of Cdn$9.90 per Common Share. In addition, an over-allotment option was granted, exercisable for a period of 30 days from closing, to purchase up to an additional 540,000 Common Shares. On October 17, 2012, the Kohlberg Funds completed the sale of an aggregate of 4,140,000 Common Shares at a price of Cdn$9.90 per Common Share, including the exercise in full of the over-allotment option. The Company did not receive any proceeds from the offering. In connection with the Kohlberg Offering, the Company incurred $0.4 million in fees which was recognized in the three month period ended November 30, 2012.

On January 17, 2013, the Kohlberg Funds entered into an agreement for a public offering, on a bought deal basis, of 3,000,000 Common Shares of the Company at an offering price of Cdn$11.60 per Common Share. In addition, an over-allotment option was granted, exercisable for a period of 30 days from closing, to purchase up to an additional 450,000 Common Shares. On February 6, 2013, the Kohlberg Funds completed the sale of an aggregate of 3,450,000 Common Shares at a price of Cdn$11.60 per Common Share, including the exercise in full of the over-allotment option. The Company did not receive any proceeds from the offering. In connection with the Kohlberg Offering, the Company incurred $0.4 million in fees which was recognized in the three and twelve month periods ended May 31, 2013.

As of May 31, 2013 there were no outstanding balances with any of the Kohlberg Funds.

CONTINGENCIES

In connection with the Business Purchase from Nike, a subsidiary of KSGI agreed to pay an additional consideration to Nike in future periods, based upon the attainment of a qualifying exit event. As of May 31, 2013, the maximum potential future consideration pursuant to such arrangements, to be resolved on or before the eighth anniversary of April 16, 2008, is $10.0 million. As a condition to the acquisition in connection with the IPO, the Existing Holders entered into a reimbursement agreement with the Company pursuant to which each such Existing Holder has agreed to reimburse the Company, on a pro rata basis, in the event that the Company or any of its subsidiaries are obligated to make such a payment to Nike.

In addition to the matter above, during the ordinary course of its business, the Company is involved in various legal proceedings involving contractual and employment relationships, product liability claims, trademark rights and a variety of other matters. The Company does not believe there are any pending legal proceedings that will have a material impact on the Company’s financial position or results of operations.

QUANTITIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET AND OTHER FINANCIAL RISKS

Foreign Currency Risk

Foreign currency risk is the risk we incur due to fluctuating foreign exchange rates impacting our results of operations. We are exposed to foreign exchange rate risk driven by the fluctuations against the U.S. dollar of the currencies in which we collect our revenues: the Canadian dollar, euro, Swedish krona, Norwegian krona, and Danish krona. Our exposure also relates to debt held in Canadian dollars and purchases of goods and services in foreign currencies. While we purchase a majority of our products in U.S. dollars, we are exposed to cost variability due to fluctuations against the U.S. dollar of certain foreign currencies, primarily: the Canadian dollar, Chinese renminbi, Taiwan dollar and Thai baht. We continuously monitor foreign exchange risk and have entered into various arrangements to mitigate our foreign currency risk.

Interest Rate Risk

Interest rate risk is the risk that the value of a financial instrument will be affected by changes in market interest rates. Our financing includes long-term debt and an Amended Revolving Loan that bears interest based on floating market rates. Changes in these rates result in fluctuations in the required cash flow to service this debt. We have entered into an interest rate cap on a portion of our term debt to mitigate our interest rate risk.

Credit Risk

Credit risk is when the counterparty to a financial instrument or a customer fails to meet its contractual obligations, resulting in a financial loss to the Company. The counterparties to all derivative transactions are major financial institutions with investment grade credit ratings. However, this does not eliminate the Company’s exposure to credit risk with these institutions. This credit risk is generally limited to the unrealized gains in such contracts should any of these counterparties fail to perform as contracted. To manage this risk, the Company has established strict counterparty credit guidelines that are continually monitored and reported to senior management according to specified guidelines.

We sell to a diverse customer base over a global geographic area. We evaluate collectability of specific customers’ receivables based on a variety of factors including currency risk, geopolitical risk, payment history, customer stability, and other economic factors. Collectability of receivables is reviewed on an ongoing basis by management and the allowance for doubtful accounts is adjusted as required. Account balances are charged against the allowance for doubtful accounts when we determine that it is probable that the receivable will not be recovered.

We believe that the geographic diversity of the customer base, combined with our established credit approval practices and ongoing monitoring of customer balances, mitigates the counterparty risk.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations. We continually monitor our actual and projected cash flows. We believe our cash flows generated from operations combined with our Amended Revolving Loan provide sufficient funding to meet our obligations.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amount of assets, liabilities, income, and expenses. The judgments and estimates are reviewed on an ongoing basis and estimates are revised and updated accordingly. Actual results may differ from these estimates. Significant areas requiring the use of judgment in application of accounting policies, assumptions, and estimates include fair value determination of assets and liabilities in connection with business combinations, fair valuation of financial instruments, impairment of non-financial assets, valuation allowances for receivables and inventory, amortization periods, provisions, employee benefits, share-based payment transactions, and income taxes.

We believe our critical accounting estimates are those related to acquisitions, valuation of derivatives, share-based payments, warranties, retirement benefit obligations, depreciation and amortization income tax and impairment of non-financial assets. We consider these accounting estimates critical because they are both important to the portrayal of our financial condition and operating results, and they require us to make judgments and estimates about inherently uncertain matters.

Acquisitions

The fair value of assets acquired and liabilities assumed in a business combination is estimated based on information available at the date of the acquisition. The estimate of fair value of the acquired intangible assets (including goodwill), property, plant and equipment and other assets and the liabilities assumed at the date of acquisition as well as the useful lives of the acquired intangible assets and property, plant and equipment is based on assumptions. The measurement is largely based on projected cash flows, discount rates and market conditions at the date of acquisition.

Valuation of derivatives

In the valuation of the Company’s outstanding derivatives, foreign currency forward contracts and foreign exchange swaps, the fair value is based on current foreign exchange rates at each reporting date. Since the Company recognizes the fair value of these financial instruments on the consolidated statements of financial position and records changes in fair value in the current period earnings, these estimates will have a direct impact on the Company’s net income for the period.

Share-based Payments

Accounting for the grant date fair value of stock option awards and the number of awards that are expected to vest is based on a number of assumptions and estimates, including the risk-free interest rate, expected share volatility, expected dividend yield, estimated forfeiture rates, and expected term. The calculation of the grant date fair value requires the input of highly subjective assumptions and changes in subjective input assumptions can materially affect the fair value estimate.

Warranties

Estimated future warranty costs are accrued and charged to cost of goods sold in the period in which revenues are recognized from the sale of goods. The recognized amount of future warranty costs is based on management’s best information and judgment and is based in part upon the Company’s historical experience. An increase in the provision for warranty costs, with a corresponding charge to earnings, is recorded in the period in which management estimates that additional warranty obligations are likely.

Retirement benefit obligations

Accounting for the costs of the defined benefit obligations is based on actuarial valuations. The present value of the defined benefit obligation recognized in the consolidated statements of financial position and the net financing charge recognized in the consolidated statements of comprehensive income is dependent on current market interest rates of high quality, fixed rate debt securities. Other key assumptions within this calculation are based on market conditions or estimates of future events, including mortality rates. Since the determination of the costs and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process.

Depreciation and amortization

Management is required to make certain estimates and assumptions when determining the depreciation and amortization methods and rates, and residual values of equipment and intangible assets. Useful lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. Management reviews amortization methods, rates, and residual values annually and adjusts amortization accordingly on a prospective basis.

Income Taxes

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the financial statements. Judgments are also made by management to determine the likelihood of whether deferred income tax assets at the end of the reporting period will be realized from future taxable earnings.

Impairment of non-financial assets

Management exercises judgment in assessing whether there are indications that an asset may be impaired. In determining the recoverable amount of assets, in the absence of quoted market prices, impairment tests are based on estimates of discounted cash flow projections and other relevant assumptions. The assumptions used in the estimated discounted cash flow projections involve estimates and assumptions regarding discount rates, royalty rates, and long-term terminal growth rates. Differences in estimates could affect whether goodwill or intangible assets are in fact impaired and the dollar amount of that impairment.

FUTURE ACCOUNTING STANDARDS

Financial Statement Presentation

The IASB issued amendments to IAS 1, Financial Statement Presentation, which requires changes in the presentation of other comprehensive income, including grouping together certain items of other comprehensive income that may be reclassified to net income (loss). The new requirements are effective for annual periods beginning on or after July 1, 2012. The adoption of the amendments to this standard is not expected to have a material impact on the Company’s financial statements.

Employee Benefits

The IASB issued amendments to IAS 19, Employee Benefits. The revised standard requires immediate recognition of actuarial gains and losses in other comprehensive income, eliminating the previous options that were available, and enhances the guidance concerning the measurement of plan assets and defined benefit obligations, streamlining the presentation of changes in assets and liabilities arising from defined benefit plans and the introduction of enhanced disclosures for defined benefit plans. Retrospective application of this standard will be effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted. This amendment is not expected to have any significant impact as the Company already immediately records any actuarial gains and losses in other comprehensive income.

Financial Instruments: Presentation

The IASB issued amendments to IAS 32, Financial Instruments: Presentation (“IAS 32”). IAS 32 applies to the classification of financial instruments, from the perspective of the issuer, into financial assets, financial liabilities and equity instruments; and the right for offsetting financial assets and financial liabilities. A right to offset may be currently available or it may be contingent on a future event. An entity must have a legally enforceable right of set-off. The new requirements are effective for annual periods beginning on or after January 1, 2014. The Company is in the process of assessing the potential impact of the IAS 32 amendments.

Financial Instruments

The IASB issued IFRS 9, Financial Instruments (“IFRS 9”), as the first step in a multi-phase project to ultimately replace IAS 39, Financial Instruments: Recognition and Measurement, with the objective of improving and simplifying the reporting of financial instruments. IFRS 9 introduces new requirements for classifying and measuring financial assets and liabilities. This standard becomes effective on January 1, 2015. The Company is currently assessing the impact of and when to adopt IFRS 9.

Consolidated Financial Statements

The IASB issued IFRS 10, Consolidated Financial Statements (“IFRS 10”), which establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27, Consolidated and Separate Financial Statements and SIC 12, Consolidation — Special Purpose Entities and is effective for annual periods beginning on or after January 1, 2013. Early adoption is permitted. The Company does not anticipate the application of IFRS 10 to have a significant impact on its consolidated financial statements.

Disclosure of Interests in Other Entities

The IASB issued IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), which applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Early adoption is permitted. The Company does not anticipate the application of IFRS 12 to have a significant impact on its consolidated financial statements.

Fair Value Measurements

The IASB issued IFRS 13, Fair Value Measurements (“IFRS 13”), which defines fair value, sets out a single IFRS framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except in specified circumstances. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Early adoption is permitted. The Company does not anticipate the application of IFRS 13 to have a significant impact on its consolidated financial statements.

NON-IFRS FINANCIAL MEASURES

This MD&A makes reference to certain non-IFRS measures. These non-IFRS measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analyses of the Company’s financial information reported under IFRS. We use non-IFRS measures such as Adjusted Net Income/Loss, Adjusted EPS, Adjusted EBITDA, Adjusted Gross Profit and EBITDA to provide investors with a supplemental measure of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. We also use non-IFRS measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, and to assess our ability to meet our future debt service, capital expenditure, and working capital requirements.

The definition and reconciliation of Adjusted Gross Profit, EBITDA, Adjusted EBITDA, Adjusted Net Income/Loss, and Adjusted EPS used and presented by the Company to the most directly comparable IFRS measures follows below.

Adjusted Gross Profit

Adjusted Gross Profit is defined as gross profit plus the following expenses which are part of cost of goods sold: (i) amortization and depreciation of intangible assets, (ii) non-cash charges to cost of goods sold resulting from fair market value adjustments to inventory as a result of business acquisitions, (iii) reserves established to dispose of obsolete inventory acquired from acquisitions and (iv) other one-time or non-cash items. We use Adjusted Gross Profit as a key performance measure to assess our core gross profit and as a supplemental measure to evaluate the overall operating performance of our cost of goods sold.

The table below provides the reconciliation of gross profit to Adjusted Gross Profit:

	Three Months Ended		Twelve Months Ended
	May 31,	May 31,	May 31,	May 31,	May 31,
(millions of U.S. dollars)	2013	2012	2013	2012	2011

Gross profit	$33.8	$34.6	$147.2	$142.6	$119.1

Amortization & depreciation of intangible assets (1)	0.9	0.6	3.6	2.5	3.2
Inventory step-up / step-down & reserves (2)	0.7	—	1.7	—	0.6
Other (3)	0.5	—	0.5	—	—

Adjusted Gross Profit	$35.9	$35.2	$153.0	$145.1	$122.9

(1)         Upon completion of the Business Purchase from Nike in 2008, the Maverik Lacrosse Acquisition in 2010, the Cascade Acquisition in June 2012, the Inaria Acquisition in October 2012, and the Combat Acquisition in May 2013, the Company capitalized acquired intangible assets at fair market value. These intangible assets, in addition to other intangible assets subsequently acquired, are amortized over their useful life and we recognize the amortization as a non-cash cost of goods sold.

(2)         Upon completion of the Inaria Acquisition, the Company adjusted Inaria’s inventories to fair market value. Included in the three and twelve month periods ended May 31, 2013 are non-cash charges to cost of goods sold resulting from the fair market value adjustment to inventory. Included in the twelve month period ended May 31, 2011 are non-cash charges to cost of goods sold resulting from the fair market value adjustment to inventory for the Maverik Lacrosse Acquisition and non-recurring inventory reserves established to dispose of Maverik branded inventory.

(3)         Other represents the impact of the Canadian Tariff Reduction for the three and twelve month periods ended May 31, 2013.

EBITDA and Adjusted EBITDA

EBITDA is defined as net income adjusted for income tax expense, depreciation and amortization, losses related to amendments to the Credit Facility, gain or loss on disposal of fixed assets, net interest expense, deferred financing fees, unrealized gains/losses on derivative instruments, and realized and unrealized gains/losses related to foreign exchange revaluation. We use EBITDA to assess our operating performance. A reconciliation of net income to EBITDA is provided below.

Adjusted EBITDA is defined as EBITDA before restructuring and other one-time or non-cash charges associated with acquisitions, other one-time or non-cash items, pre-IPO sponsor fees, costs related to share offerings, as well as share-based payment expenses. We use Adjusted EBITDA as the key metric in assessing our business performance when we compare results to budgets, forecasts and prior years. Management believes Adjusted EBITDA is an important measure of operating performance and cash flow, and provides useful information to investors because it highlights trends in the business that may not otherwise be apparent when relying solely on IFRS measures, and eliminates items that have less bearing on operating performance and cash flow. It is an alternative to measure business performance to net income and operating income, and management believes Adjusted EBITDA is a better measure of cash flow generation than, for example, cash flow from operations, particularly because it removes cash flow fluctuations caused by extraordinary changes in working capital. Adjusted EBITDA is used by management in the assessment of business performance and used by our Board of Directors as well as our lenders in assessing management’s performance. It is also the key metric in determining payments under incentive compensation plans.

The table below provides the reconciliation of net income (loss) to EBITDA and to Adjusted EBITDA:

	Three Months Ended		Twelve Months Ended
	May 31,	May 31,	May 31,	May 31,	May 31,
(millions of U.S. dollars)	2013	2012	2013	2012	2011

Net Income (loss)	$6.1	$6.8	$25.3	$30.2	$0.4
Income tax expense (benefit)	0.3	3.7	9.8	13.1	0.4
Depreciation & amortization	2.1	1.5	7.8	5.7	7.8
Loss on amendment of revolving loan	—	—	0.3	—	—
Gain on bargain purchase (1)	(1.2)	—	(1.2)	—	—
Realized loss on derivatives & loss on extinguishment of debt	—	—	—	—	3.6
Interest expense, net	1.3	1.8	6.6	7.6	10.4
Deferred financing fees	0.4	0.3	1.5	1.2	1.5
Unrealized (gain)/loss on derivative instruments, net (2)	(0.8)	(8.1)	(0.9)	(14.3)	12.4
Foreign exchange (gain)/loss (2)	0.1	1.5	(0.5)	2.7	(3.4)
EBITDA	$8.3	$7.5	$48.7	$46.2	$33.1
Acquisition Related Charges:
Inventory step-up / step-down & reserves (3)	0.7	—	1.7	—	0.6
Rebranding / integration costs (4)	1.1	—	3.2	—	0.5
Acquisition costs (5)	0.5	1.2	2.6	1.7	0.2
Maverik growth investment (6)	—	2.1	—	2.3	0.3
Subtotal	$2.3	$3.3	$7.5	$4.0	$1.6

Other(7)	1.7	—	1.7	—	—

Costs related to share offerings and sponsor fees (8)	—	—	0.8	—	8.2
Share-based payment expense	1.7	0.2	3.6	1.3	0.6
Adjusted EBITDA	$14.0	$11.0	$62.3	$51.5	$43.5

(1)         This amount represents the gain on bargain purchase as a result of the Combat Acquisition.

(2)         The unrealized gain and loss on derivatives is the change in fair market value of the foreign exchange swaps, foreign currency forward contracts and interest rate contracts. The Company has not elected hedge accounting and therefore the changes in the fair value of these derivatives are recognized through profit or loss each reporting period. The foreign exchange gain and loss is the realized and unrealized gains and losses generated by the effect of foreign exchange on recorded assets and liabilities denominated in a currency different from the functional currency of the applicable entity are recorded in finance cost (income), net, as applicable, in the period in which they occur.

(3)         Upon completion of the Inaria Acquisition, the Company adjusted Inaria’s inventories to fair market value. Included in the three and twelve month periods ended May 31, 2013 are non-cash charges to cost of goods sold resulting from the fair market value adjustment to inventory. Included in the twelve month period ended May 31, 2011 are non-cash charges to cost of goods sold resulting from the fair market value adjustment to inventory for the Maverik Lacrosse Acquisition and non-recurring inventory reserves established to dispose of Maverik branded inventory.

(4)         The rebranding / integration costs for the three and twelve month periods ended May 31, 2013 are associated with the integration of the Cascade Acquisition and the Inaria Acquisition. The rebranding / integration costs for the twelve month period ended May 31, 2011 are associated with the integration of the Maverik Acquisition.

(5)         Acquisition-related transaction costs including legal, audit, and other consulting costs, incurred as part of the Cascade Acquisition, the Inaria Acquisition and the Combat Acquisition in the three and twelve month periods ended May 31, 2013, and the Maverik Lacrosse Acquisition in the twelve month periods ended May 31, 2012 and May 31, 2011. Acquisition-related transaction costs also include costs related to reviewing corporate opportunities in the three and twelve month periods ended May 31, 2013 and May 31, 2012.

(6)         The Maverik growth investment includes compensation costs related to new hires at Maverik which were designed to support the business of Maverik during its initial start-up phase of growth for Fiscal 2011 and Fiscal 2012.

(7)         Other represents the impact of the Canadian Tariff Reduction and $1.2 million for termination benefits for the three and twelve month periods ended May 31, 2013.

(8)         In the twelve months ended May 31, 2013 the costs related to share offerings include legal, audit and other consulting costs incurred as part of the Kohlberg Offerings. In the twelve months ended May 31, 2011 the Company incurred sponsor fees and costs related to the IPO of $5.2 million and $3.0 million, respectively.

Adjusted Net Income/Loss and Adjusted EPS

Adjusted Net Income/Loss is defined as net income adjusted for all unrealized gains/losses related to derivative instruments and unrealized gains/losses related to foreign exchange revaluation, non-cash or incremental charges associated with acquisitions, amortization of acquisition related intangible assets for acquisitions since the IPO, costs related to share offerings, share-based compensation expense and other non-cash or one-time items. Adjusted EPS is defined as Adjusted Net Income/Loss divided by the weighted average diluted shares outstanding. We use Adjusted Net Income/Loss and Adjusted EPS as key metrics for assessing our operational business performance and to assist with the planning and forecasting for the future operating results of the underlying business of the Company. We believe Adjusted Net Income/Loss and Adjusted EPS are useful information to investors because they highlight trends in the business that may not otherwise be apparent when relying solely on IFRS measures.

The table below provides the reconciliation of net income (loss) to Adjusted Net Income/Loss and to Adjusted EPS:

	Three Months Ended		Twelve Months Ended
(millions of U.S. dollars,	May 31,	May 31,	May 31,	May 31,	May 31,
except share and per share amounts)	2013	2012	2013	2012	2011

Net income (loss)	$6.1	$6.8	$25.3	$30.2	$0.4

Unrealized foreign exchange loss / (gain) (1)	(0.5)	(6.3)	(1.1)	(11.9)	10.5
Costs related to share offerings (2)	—	—	0.8	—	10.6
Acquisition related charges (3)	2.8	3.3	9.5	4.0	1.3
Share-based payment expense	1.7	0.2	3.6	1.3	1.4
Other (4)	0.5	—	0.8	—	—

Tax impact on above items	(0.9)	0.7	(3.2)	1.9	(6.9)

Adjusted Net Income (Loss)	$9.7	$4.7	$35.7	$25.5	$17.3

Average diluted shares outstanding	36,887,222	32,013,064	36,407,008	31,703,527	31,406,618

Adjusted EPS	$0.26	$0.15	$0.98	$0.81	$0.55

(1)         The unrealized foreign exchange loss / gain represents the unrealized gain and loss on derivatives and the unrealized portion of the foreign exchange gain and loss from the Adjusted EBITDA table. The unrealized portion of the foreign exchange gain and loss in the three and twelve month periods ended May 31, 2013 was a loss of $0.2 million and a gain of $0.2 million, respectively, and in the three and twelve month periods ended May 31, 2012 was a loss of $1.7 million and a loss of $2.4 million, respectively. In the twelve month period ended May 31, 2011, the unrealized portion of the foreign exchange gain and loss was a gain of $1.9 million.

(2)         Costs related to share offerings in the twelve month period ended May 31, 2013 include legal, audit and other consulting costs incurred as part of the secondary offerings by the Kohlberg Funds. In the twelve month period ended May 31, 2011 costs related to share offerings represent costs related to the IPO.

(3)         Acquisition related charges include rebranding / integration costs, and legal, audit, and other consulting costs associated with acquisition transactions. In the three and twelve month periods ended May 31, 2013 these charges relate to the Cascade Acquisition, the Inaria Acquisition, the Combat Acquisition and costs related to reviewing corporate opportunities. In the three and twelve month periods ended May 31, 2012 these charges relate to the Maverik Lacrosse Acquisition and costs related to reviewing corporate opportunities. In the twelve month period ended May 31, 2011 these charges primarily relate to the Maverik Lacrosse Acquisition. The charges also include amortization of intangible assets in the three and twelve month periods ended May 31, 2013 of $0.5 million and $2.0 million, respectively, and non-cash charges to cost of goods sold resulting from the fair market value adjustment to inventory in the three and twelve month periods ended May 31, 2013 of $0.7 million and $1.7 million, respectively.

(4)         Other items for the three and twelve month periods ended May 31, 2013 include the $1.2 million gain on bargain purchase related to the Combat Acquisition, $1.2 million for termination benefits and $0.5 million related to the Canadian Tariff Reduction. Also included in the twelve months ended May 31, 2013 is the write-off of $0.3 million of deferred financing fees as a result of amending the Credit Facility.

CONTROLS AND PROCEDURES

Management’s Report on Disclosure Controls and Procedures

National Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings”, issued by the Canadian Securities Administrators requires that the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) certify that they are responsible for establishing and maintaining disclosure controls and procedures for the Company, that disclosure controls and procedures have been designed and are effective in providing reasonable assurance that material information relating to the Company is made known to them, that they have evaluated the effectiveness of the Company’s disclosure controls and procedures, and that their conclusions about the effectiveness of those disclosure controls and procedures at the end of the period covered by the relevant annual filings have been disclosed by the Company.

Management, under the supervision of and with the participation of BAUER’s CEO and CFO, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined under National Instrument 52-109) and concluded, as of May 31, 2013, that such disclosure controls and processes were effective and were designed to provide reasonable assurance that:

•      material information relating to the Company was made known to the CEO and CFO by others, particularly during the period in which the annual filings are being prepared; and

•      information required to be disclosed by the Company in its annual filings, interim filings, and other reports filed or submitted by the Company under securities legislation was recorded, processed, summarized, and reported within the time periods specified in securities legislation.

Management’s Report on Internal Controls Over Financial Reporting

National Instrument 52-109 also requires the CEO and CFO to certify that they are responsible for establishing and maintaining internal controls over financial reporting for the Company, that those internal controls have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards, and that the Company has disclosed any changes in its internal controls during its most recent interim period that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management under the supervision of and with the participation of BAUER’s CEO and CFO, evaluated and concluded, as of May 31, 2013, that the Company’s internal controls over financial reporting (as defined under National Instrument 52-109) were effective. This evaluation included review of the documentation of controls, evaluation of the design and testing the operating effectiveness of controls, and a conclusion about this evaluation. Based on their evaluation, the CEO and the CFO have concluded that, as at May 31, 2013, the Company’s internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. In making this evaluation, management used the Internal Control-Integrated Framework, which is recognized and suitable framework as developed in 1992 by the Committee of Sponsoring Organizations of the Treadway Commissions (COSO). This evaluation also took into consideration the Company’s Corporate Disclosure Policy and the functioning of its Disclosure Committee.

There were no changes to our internal control over financial reporting that occurred during the three month period ended May 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A, including in the “Outlook” section, about our current and future plans, expectations and intentions, results, levels of activity, performance, goals, or achievements, or any other future events or developments constitute forward-looking statements. The words “may”, “will”, “would”, “should”, “could”, “expects”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “predicts”, “likely” or “potential” or the negative or other variations of these words, or other comparable words or phrases, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by us in light of our experience and perception of historical trends, current conditions, and expected future developments, as well as other factors that we believe are appropriate and reasonable under the circumstances, but there can be no assurance that such estimates and assumptions will prove to be correct. Certain assumptions with respect to the determination of the impairment of assets, claim liabilities, income taxes, employee future benefits, goodwill, and intangibles are material factors made in preparing forward-looking information and management’s expectations. Many factors could cause our actual results, level of activity, performance or achievements, or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors: inability to introduce new and innovative products, intense competition in the equipment and apparel industries, inability to introduce technical innovation, inability to protect worldwide intellectual property rights, the inability to translate booking orders into realized sales, decrease in ice hockey, roller hockey and/or lacrosse participation rates, adverse publicity, reduced popularity of the NHL and other professional leagues for sports in which our products are used, inability to maintain and enhance brands, reliance on third-party suppliers and manufacturers, disruption of distribution chain or loss of significant customers or suppliers, cost of raw materials, shipping costs and other cost pressures, protection of trademarks and other proprietary rights, weather conditions or seasonal fluctuations in the demand for our products, a change in the mix or timing of orders placed by customers, a change in sales mix towards larger customers, the inability to forecast demand for products, sell-through of our products at retail, inventory shrinkage or excess inventory, the inability to expand into international market segments, product liability claims and product recalls, compliance with standards of testing and athletic governing bodies, departure of senior executives or other key personnel, litigation, employment or union related matters, disruption of information technology systems, restrictive covenants in our Amended Credit Facility, anticipated levels of indebtedness, the inability to generate sufficient cash to service all the Company’s indebtedness, the inability to successfully negotiate new acquisitions, such as Cascade and Inaria, the inability to continue making strategic acquisitions, difficulties in or disruptions from integrating Cascade’s business, undisclosed liabilities acquired pursuant to the Cascade Acquisition, fluctuations in the value of certain foreign currencies, including but not limited to the Canadian dollar, euro, Swedish krona, Chinese renminbi, Taiwan dollar and Thai baht in relation to the U.S. dollar, the inability to manage foreign exchange derivative instruments, general economic and market conditions, current adverse economic conditions, changes in consumer preferences and the difficulty in anticipating or forecasting those changes, changes in government regulations, the inability of counterparties and customers to meet their financial obligations, natural disasters, as well as the factors identified in the “Risk Factors” section of BAUER’s Annual Information Form dated August 29, 2012. Such factors are not intended to represent a complete list of the factors that could affect us; however, these factors should be considered carefully. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s financial performance and may not be appropriate for other purposes. Readers should not place undue reliance on forward-looking statements made herein. Furthermore, unless otherwise stated, the forward-looking statements contained in this MD&A are made as of August 7, 2013, and we have no intention and undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

MARKET AND INDUSTRY DATA

We have obtained the market and industry data presented in this MD&A from a combination of (i) internal company surveys and commissioned reports, (ii) third-party information, including from independent industry publications and reports, such as the SFIA, (iii) publicly available sport participation surveys from national sport organizations or governing bodies, including Hockey Canada, the IIHF, USA Hockey, US Lacrosse, and FIFA, and (iv) the estimates of BAUER’s management team. As there are limited sources that report on ice hockey, roller hockey, lacrosse, baseball and softball equipment and related apparel markets, including soccer apparel, much of the industry and market data presented in this MD&A is based on internally generated management estimates by BAUER, including estimates based on extrapolations from third-party surveys of ice hockey, roller hockey, lacrosse baseball and softball equipment and related apparel markets, including soccer apparel, as well as publicly available sport participation surveys. While we believe our internal surveys, third-party information, publicly available sport participation surveys and estimates of our management are reliable, we have not verified them, nor have they been verified by any independent sources. While we are not aware of any misstatements regarding the market and industry data presented in this MD&A, such data involves risks and uncertainties and is subject to change based on various factors, including those factors discussed under “Caution Regarding Forward-Looking Statements” and “Risk Factors”. References to market share data and market size in this MD&A are based on wholesale net revenues unless otherwise indicated.

To the extent market and industry data contained in this MD&A is referenced as a “management estimate” or qualified by phrases such as “we believe” or comparable words or phrases, we have internally generated such data by using a variety of methodologies. With respect to unregistered ice hockey player participation, we have relied on a combination of available external sources and assumed registered-to-unregistered player ratios in the major ice hockey markets. With respect to market size and market share data, we have relied on our internal sales figures and have estimated the sales figures of our competitors using the following data: (i) sales data supplied by major suppliers who participate in voluntary surveys, (ii) cross-references to participation rates and estimates of equipment replacement rates by consumers, (iii) available public reports from competitors (such as Easton and Reebok), largely to confirm industry trends, and (iv) retail surveys. Certain market and industry data estimated by us are based on, or take into account, assumptions made by us in light of our experience of historical trends, current conditions, as well as other factors. Although we believe such assumptions to be appropriate and reasonable in the circumstances, there can be no assurance that such estimates and assumptions are entirely accurate or correct. The purpose of using internal estimates is to provide the reader with important information concerning the industries in which we compete and our relative performance and may not be appropriate for other purposes. Readers should not place undue reliance on internal estimates made herein. The internal estimates contained in this MD&A are expressly qualified by this paragraph.

RISK FACTORS

For a detailed description of risk factors associated with the Company, refer to the “Risk Factors” section of BAUER’s Annual Information Form dated August 29, 2012. The Company is not aware of any significant changes to BAUER’s risk factors from those disclosed at that time.

ADDITIONAL INFORMATION

Additional information relating to the Company, including continuous disclosure documents, is available on SEDAR at www.sedar.com.

COMMON SHARE TRADING INFORMATION

The Company’s Common Shares trade on the Toronto Stock Exchange under the symbol “BAU” and began trading on March 10, 2011. As of August 7, 2013, the Company had the equivalent of 34,905,542 Common Shares issued and outstanding (24,253,542 Common Shares and 10,652 Proportionate Voting Shares), assuming the conversion of the Proportionate Voting Shares issued to Common Shares on the basis of 1,000 Common Shares for one Proportionate Voting Share. Assuming exercise of all outstanding stock options there would be the equivalent of 42,146,395 Common Shares issued and outstanding (assuming conversion) on a fully diluted basis as of August 7, 2013.

GLOSSARY OF TERMS

“Adjusted EBITDA” has the meaning set out under “Non-IFRS Financial Measures”.

“Adjusted EPS” has the meaning set out under “Non-IFRS Financial Measures”.

“Adjusted Gross Profit” has the meaning set out under “Non-IFRS Financial Measures”.

“Adjusted Net Income/Loss” has the meaning set out under “Non-IFRS Financial Measures”.

“Amended Credit Facility” means the amended senior secured credit facility entered into by the Borrowers with a syndicate of financial institutions, dated June 29, 2012 and comprised of (i) the Amended Term Loan, and (ii) the Amended Revolving Loan.

“Amended Revolving Loan” means the $145.0 million revolving loan, denominated in both Canadian dollars and U.S. dollars, which together with the Amended Term Loan comprises the Amended Credit Facility.

“Amended Term Loan” means the $130.0 million term loan, denominated in both Canadian and U.S. dollars, which together with the Amended Revolving Loan comprises the Amended Credit Facility.

“BAUER” or “Company” means Bauer Performance Sports Ltd.

“Bauer Business” means the business as currently carried on by Bauer Hockey Corp., Bauer Hockey, Inc. and their respective subsidiaries, consisting of, among other things, the design, development, manufacturing, and marketing of performance sports products for ice hockey, roller hockey, lacrosse, baseball and softball, and related apparel, including soccer apparel.

“Board of Directors” means the board of directors of BAUER.

“Borrowers” means, collectively, Bauer Hockey Corp. and Bauer Hockey, Inc.

“Business Purchase from Nike” means the purchase of the Bauer Business by the Existing Holders from Nike on April 16, 2008.

“Canadian Tariff Reduction” means the reduction of import tariffs on certain hockey equipment effective as of April 1, 2013 as described under “Recent Events — Tariffs on Hockey Equipment”.

“Cascade” means Cascade Helmets Holdings, Inc., which as a result of the Lacrosse Entities Reorganization completed on December 31, 2012, merged with the Company’s other lacrosse subsidiaries and holding entities.

“Cascade Acquisition” means the acquisition of Cascade completed on June 29, 2012.

“Combat” means Combat Sports.

“Combat Acquisition” means the acquisition of Combat completed on May 3, 2013.

“Clean Down Provision” is the time period from January 15 to March 15 where the balance of the Amended Revolving Loan has to be paid down below a specified limit for a period of 30 consecutive days.

“Common Shares” means the common shares of the Company.

“Credit Facility” means the amended and restated senior secured credit facility entered into by the Borrowers with a syndicate of financial institutions, dated March 10, 2011, and comprised of (i) the Term Loan and (ii) the Revolving Loan, which have subsequently been replaced by the Amended Credit Facility.

“Easton” means Easton-Bell Sports, Inc.

“EBITDA” has the meaning set out under “Non-IFRS Financial Measures”.

“Existing Holders” means the former security holders of KSGI who sold KSGI and its subsidiaries to BAUER on March 10, 2011 pursuant to the acquisition agreement dated March 3, 2011.

“FIFA” means Fédération Internationale de Football Association (International Federation of Association Football).

“Fiscal 2011” means the Company’s fiscal year ended May 31, 2011.

“Fiscal 2012” means the Company’s fiscal year ended May 31, 2012.

“Fiscal 2013” means the Company’s fiscal year ended May 31, 2013.

“Fiscal 2014” means the Company’s fiscal year ended May 31, 2014.

“Gross profit margin” means gross profit divided by revenues.

“Hockey Canada” means the Canadian Hockey Association.

“IAS” means the International Accounting Standards.

“IAS 32” means IAS 32, Financial Instruments: Presentation.

“IASB” means the International Accounting Standards Board.

“IFRS” means the International Financial Reporting Standards.

“IFRS 9” means IFRS 9, Financial Instrument.

“IFRS 10” means IFRS 10, Consolidated Financial Statements.

“IFRS 12” means IFRS 12, Disclosure of Interests in Other Entities.

“IFRS 13” means IFRS 13, Fair Value Measurements.

“IIHF” means the International Ice Hockey Federation.

“Inaria” means Inaria International, Inc.

“Inaria Acquisition” means the acquisition of substantially all of the assets of Inaria completed on October 16, 2012.

“IPO” means the initial public offering of Common Shares of the Company completed on March 10, 2011.

“Kohlberg Funds” means, collectively, Kohlberg TE Investors VI, LP, Kohlberg Investors VI, LP, Kohlberg Partners VI, LP, and KOCO Investors VI, LP, each of which are Existing Holders and funds managed by Kohlberg Management VI, LLC.

“Kohlberg Offering” means, as the context requires, the secondary offering of Common Shares completed by the Kohlberg Funds on October 17, 2012 and/or February 6, 2013.

“KSGI” means Kohlberg Sports Group Inc.

‘‘Lacrosse Entities Reorganization’’ means the reorganization of the Company’s lacrosse operating entities and holding bodies, including Cascade Helmets Holdings, Inc. and Maverik Lacrosse LLC, which was completed on December 31, 2012.

“Management Lockup Agreement” has the meaning set out under the heading “Share-based Payments”.

“Maverik” means Maverik Lacrosse LLC, which as a result of the Lacrosse Entities Reorganization completed on December 31, 2012, merged with the Company’s other lacrosse subsidiaries and holding entities.

“Maverik Lacrosse Acquisition” means the acquisition of Maverik in June 2010.

“MD&A” means this management’s discussion and analysis of financial condition and results of operations of the Company for Fiscal 2013.

“Nike” means NIKE, Inc., including its affiliates, as applicable.

“NHL” means the National Hockey League.

“NHL Lockout” means the shortened NHL 2012-2013 season due to a labour dispute.

“Predecessor Plan” means KSGI’s equity incentive plan dated April 16, 2008 and terminated on March 10, 2011.

“Proportionate Voting Shares” means the proportionate voting shares of the Company.

“R&D” means research and development.

“Reebok” means Reebok International Ltd., a subsidiary of Adidas AG.

“Revolving Loan” means the $100.0 million revolving loan, denominated in both Canadian dollars and U.S. dollars, which together with the Term Loan comprised the former Credit Facility.

“Rollover Options” means options granted under the Rollover Plan.

“Rollover Plan” means the Predecessor Plan assumed by the Company on March 10, 2011 in connection with the exchange of predecessor options for fully vested and exercisable Rollover Options.

“SFIA” means Sports and Fitness Industry Association.

“SG&A” means selling, general and administrative.

“Term Loan” means the $100.0 million term loan, denominated in both Canadian and U.S. dollars, which together with the Revolving Loan comprised the former Credit Facility.

“USA Hockey” means USA Hockey, Inc.

“US Lacrosse” means US Lacrosse, Inc.